P.E. 2/1/02

02017096

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED
FEB 25 2002

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the following letters filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* (i) letter dated February 8, 2002 that contains the Agenda for the Shareholders Meeting to be held on March 8th, 2002; (ii) letter dated February 12, 2002 with respect to certain subordination agreement executed pursuant to the resolutions adopted by *Alto Palermo S.A. (APSA)(a significant subsidiary of the Company) Obligaciones Negociables Clase A2 v/n $ 40,000,000 due 2005* and *Shopping Alto Palermo S.A. (SAPSA) Clase B1/B2 v/n $ 80,000,000 due 2005* Bondholders' Meeting held on January 16, 2002 and January 24, 2002, respectively; (iii) letter dated February 12, 2002 reporting the execution of Series 02 Floating Rate Notes due 2002 in a principal amount of U$S 43,500,000 Third Amendment to the Second Supplemental Indenture; (iv) a letter dated February 11 related to the audited quarterly financial statements for the period ended on December 31, 2002, (v) a letter dated February 19, 2002 with a copy of the English translation of the Quarterly Financial Statements ended December 31, 2002; and (vi) a letter dated filed by Alto Palermo S.A. dated February 19, 2002 reporting the results of the Bondholders meeting of the Class A and B Notes held on February 18, 2002.

In addition, attached is a copy of the press release related to the results of the December 31, 2001 audited quarterly financial statements filed with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on February 11, 2002, and a copy of the translation into English of that financial statements.

1. By letter dated February 8, 2002, the Company reported that the Board of Directors decided to call for an Ordinary and Extraordinary Shareholders Meeting to be held on March 8, 2002 at 1 pm at the Company´s offices and that the Agenda will be as follows:
1°) Authorization of the issue of Corporate Bonds Convertible into Common Shares of the Company ("ONC") for a nominal value not exceeding $200,000,000 (two hundred million pesos), for a term of 10 (ten) years, with a fixed annual interest rate between 6% and 12% payable every due semester, and whose conversion period may be carried out at any time up to 30 days before the expiry of the ONC, entitled to receive dividends as of the date the conversion right is exercised, including increase of capital stock and issue of new shares, with or without issue premium, to the extent and as a result of exercising the right to convert, in compliance with the provisions contained in section 17 and related legislation of Law 23,576 and applicable modifications ("Corporate Bonds Act").
2°) Approval of a subscription option of ONC holders to take up common shares of the company at a rate of 1 (one) share per $1 (one peso) of nominal value of the ONC, paying in cash $1(one peso) as the subscription price, for a period of 15 (fifteen) days after the expiry of the conversion term, including the applicable capital increase.
3°) Elimination of preemptive rights or stock accrual rights, or reduction of the term within with such preemptive right is to be exercised, pursuant to the provisions included in section 12 of the Corporate Bonds Act and other applicable legislation, delegating in the Board of Directors the power to negotiate and execute the required underwriting agreement in accordance to the parameters established at the Meeting.
4°) Consideration of the modification to section nine (9) of the corporate by-laws.

2. By letter dated February 12, 2002, the Company reported that being both Alto Palermo S.A. (APSA) shareholder and creditor, it executed and delivered a Subordination Agreement in connection with the Company and Parque Arauco S.A. rights to the repayment of principal and interest of certain loans due December 31, 2001 in the amount of U$S 27,675,242 and U$S 2,784,004 for the Company.

3. By letter dated February 12, 2002, the Company reported the execution of the Third Amendment to the Second Supplemental Indenture, dated February 8, 2002 by and among (i) IRSA Inversiones y Representaciones Sociedad Anónima,(ii) The Bank of New York, a New York banking corporation, as Trustee (the "**Trustee**"), co-registrar, principal paying agent and transfer agent and (iii) Banco Río de la Plata S.A., as registrar (the "**Registrar**"), paying agent, transfer agent and Trustee´s representative in Argentina, for purposes only of receiving notices from Holders and the CNV, under an Indenture dated as of September 7, 2000 among the Company, the Trustee, the Registrar and Dexia Banque Internationale a Luxembourg, société anonyme (the "**Indenture**") as supplemented and amended by a Second Supplemental Indenture dated December 22, 2000 among the Company, the Trustee and the Registrar (as amended from time to time, the "**Second Supplemental Indenture**", and together with the Indenture, the "**Series 02 Indenture**").

4. By letter dated February 11, 2002 the Company handed in the following documents:
- Quarterly Financial Statements for the period ended December 31st 2001
- Supervisory Committee Report
- Auditor's Report
- Complementary information
- Copy of the Board Resolution Minute approving the above mentioned documents
- Copy of the Supervisory Committee approving the above mentioned documents
- Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550

SUMMARY OF THE GENERAL AND EXTRARDINARY BONDHOLDERS MEETING OF ALTO PALERMO S.A. CLASS A NOTES IN A PRINCIPAL AMOUNT OF U$S 40,000,000 (THE "CLASS A NOTES") HELD ON FEBRUARY 18, 2002

First Point:

It was unanimously approved the designation of the representatives of the bondholders Banco Río de la Plata y Citibank N.A. to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class A Notes dated January 15, 2001 for the quarter beginning on September 20, 2001 and ended December 31, 2001.

SUMMARY OF THE GENERAL AND EXTRARDINARY BONDHOLDERS MEETING OF ALTO PALERMO S.A. CLASS B NOTES IN A PRINCIPAL AMOUNT OF U$S 80,000,000 (THE "CLASS A NOTES") HELD ON FEBRUARY 18, 2002

First Point:

It was unanimously approved the designation of the representatives of the bondholders Banco Provincia and banco Nación to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class B Notes dated January 15, 2001 for the quarter beginning on September 20, 2001 and ended December 31, 2001.

IRSA

IRSA cordially invites you to participate in its Second Quarter Results Fiscal Year 2002 Conference Call

February 14 , 2002 at 12:00, Eastern Standard Time

The call will be hosted by:

Marcelo Mindlin, Executive Vice Chairman

If you would like to participate please call
1-800-683-1525 if you are in the US or (001) 973-321-2002 for international calls.
preferably 10 minutes before the call is due to begin.
The conference will be in English.

PLAYBACK

Friday, February 15, 2002 Please call:877-519-4471 (US)

(001) 973-341-3080 (International)

With the pin # 3121190

For further information, please contact:
Marcelo Mindlin – Executive Chairman
Daniela Bullrich – Head of Capital Markets
(5411) 4323 - 7586

IRSA Inversiones y Representaciones Sociedad Anónima announces Second Quarter Fiscal Year 2002 results

Buenos Aires, February 12 , 2002 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA) announces its second quarter fiscal year 2002 results for the period ended December 31, 2001.

Net income for the second quarter fiscal year 2002 registered a loss of Ps.54.8 million or Ps.(0.26) per share (U$S (2.58) per GDS) compared with Ps.(10.2) million, or Ps.(0.05) per share (U$S (0.48) per GDS) for the first quarter of fiscal year 2001. Results per GDS were calculated using 21,199,927 GDS (weighted average for the period), with each GDS representing ten (10) ordinary shares.

Consolidated net sales for the six-month period totaled Ps.68.0 million, compared with Ps.92.4 million registered in the same period last year.

The breakdown regarding net sales among the Company's various business segments is as follows: *Sales and Developments Ps.10.7 million, Offices and Other Rental Properties Ps.11.0 million,* Shopping Centers Ps.25.5 million, Hotels Ps.8.2 million and International segment Ps.12.7 million. Operating income for the period totaled Ps.10.3 million.

Comment IQ02 operations

The final quarter of 2001 brought about the end of convertibility in Argentina as well as the downfall of former president de la Rua's administration, amidst peak political and social instability. During December, the country was paralyzed, a trend which was further accentuated by successive bank holidays, regulatory changes and uncertainty due to the imposition of the "corralito" (restriction to withdraw funds from bank accounts) on December 3, 2001. From December 23 onwards, the foreign exchange market was closed on all working days until the end of the quarter and most business days were declared bank holidays by the Central Bank.

By the end of the year, there was widespread panic amongst the population primarily on two fronts, the future of individual income and the future of savings, which came about as a reaction to the economic stagnation of the latter four years and to doubts about the capacity of the banking system to pay deposits back and fears of a new Bonex plan. This scenario brought about a political crisis which signified the resignation of two presidents, the enforcement of the Public Emergency Law (Ley de Emergencia Pública) and reforms in the foreign exchange regime which abrogated convertibility and established two alternative foreign exchange schemes within a thirty day period.

Weeks later, on February 8, 2002, the Duhalde administration converted into pesos all bank loans, all contracts among private parties and all agreements to pay money at a rate of Ps.1 to U$S1.

Additionally, dollar denominated bank deposits were *"pesified"* at an exchange rate of Ps.1,40 to U$S1 and their redemption rescheduled. Finally, a six-month renegotiation period was imposed for those cases in which agreement on the new terms of the contracts could not be reached.

These events are a clear outcome stemming from the severity of the preceding situation which had a very adverse effect on Company performance, producing drops in most business segments, particularly in Sales and Developments and Hotels. The Sales and Developments segment was affected initially by uncertainty regarding the soundness of the banking system and in turn by the imposition of the *"corralito"*. The overall reduction in the Company's stock of units for sale -new releases had been interrupted months ago as a protection against recession- and the fact that there were no sales of non-strategic assets during the quarter acted as an additional restriction. The steep drop in occupancy and average daily rates in the Hotels segment sheds light in the decrease in line earnings and the depreciation in the Brazilian currency, the Real, during the period mainly explains the drop in revenues in the International segment. In the Shopping Center segment, tenants' sales dropped 15% during the twelve month period ending on December 31, 2001, and 25% during the quarter as compared to the same quarter of FY01.

During the period we continued working on the reduction of selling and administrative expenses; consolidated administrative expenses were cut by 23% while non consolidated selling expenses decreased approximately 40%. Consolidated selling expenses increased due to higher provisions for bad debts in Alto Palermo, resulting from the worsening of the tenants' situation.

Million Ps.	**Administrative Expenses for the semester July-December**		
	2001	**2000**	**Change%**
IRSA Proportional Consolidation	**10.87**	**14.10**	**-22.88%**

	Selling Expenses for the semester July-December		
	2001	**2000**	**Change%**
IRSA Proportional Consolidation	**10.18**	**9.35**	**8.86%**
APSA	*5.81*	*3.69*	*57.53%*
IRSA RT4 (1)	*2.07*	*3.46*	*-40.20%*

(1) According to the traditional consolidation method.

While consolidated operating results remained positive, the drop was considerable as compared to prior periods, with a nearly 60% year on year reduction. EBITDA[1] decreased abruptly from Ps.60.2 million in the twelve month period ending on December 2000 to Ps.29.2 million in the twelve months leading up to December 2001.

Consolidated financing expenses grew significantly owing primarily to an increase in interest rates paid by APSA (the YoY increase was 106%) which has most of its debt pegged to a local variable rate. Additionally, the value of the Company's stake in Banco Hipotecario was strongly reduced in value (approximately Ps.14 million) during the period, owing to the drop in market price for the bank's shares. Similarly to prior quarters, this depreciation brought about non cash losses which are

[1] EBITDA represents net income plus interest, taxes, depreciation and amortization charges and all other non monetary charges and all extraordinary or non recurrent gain or loss plus dividends paid to non consolidated subsidiaries. It is calculated on the Argentine GAAP RT4 rule. All other calculations in this press release are calculated on the proportional consolidation method.

shown under "Financing Effects". The value of IRSA's equity stake in Brazil Realty, our Brazilian subsidiary, increased for the first time in many quarters as a result of the appreciation of the Real, generating a U$S3.6 million gain.

IIQ02 Highlights, including significant operations occurred after December 31, 2001.

Fideicomiso IRSA I (IRSA, IBSA and Baldovinos) – On November 2, 2001, IRSA entered into an agreement with Banco Sudameris for it to act as trustee and lead manager of Fideicomiso IRSA I. The whole mortgage portfolio generated by the three companies mentioned above was transferred to the trust, which issued different classes of participation certificates, guaranteed by the flow of principal and interest payments generated by these loans.

Sale of Latin American Econetworks N.V. - On November 7, 2001, IRSA, through its subsidiary IRSA International, sold its stake in Latin American Econetworks for Ps.5.2 million, higher than its Ps.4.5 million book value.

Sale of Rivadavia 2243 – On January 31, 2002 IRSA sold one of its commercial properties, located at Avenida Rivadavia 2243, to the convenience stores chain Tía. IRSA received a total amount of Ps.1.5 million for the sale of this 2,070 m2 property. The property had a book value of Ps.3.7 million.

Interest in Palermo Invest – IRSA partially redeemed capital from its controlled company Palermo Invest for a total amount of Ps.24.8 million. In turn, GSEM, IRSA's partner in Palermo Invest, also redeemed partially its capital by Ps.12.4 million. The reimbursement of capital was made on November 27, 2001. This operation also generated a loan from GSEM to IRSA of U$S13.1 million.

**Extension of maturity of U$S43.5 million Notes -** On December 21, 2001, IRSA and the holders of the U$S43.5 million Notes agreed to extend the principal maturity to January 31, 2002. Moreover, on January 31, a further extension to March 27, 2002 was agreed upon in the repayment of the principal amount, and the interest due on January 31 was capitalized.

**APSA's U$S120 million FRN –** On January 15, 2002, the holders of Alto Palermo S.A.'s U$S120 million notes, accepted the partial interest payment corresponding to the principal and interest coupon due January 13 and an extension until March 13, in the payment of the interest balance and principal.

I. Offices and Other Rental Properties

During the six-month period ended December 31, 2001, rental income was Ps.11.0 million, compared with Ps.11.9 million for the same period of FY01. Average occupancy fell from 90 % on December 31, 2000 to 83% on December 31, 2001. The drop is mainly attributable to an increase in the Company's rental space as a result of the addition of Edificios Costeros Dique IV to the rental portfolio, and to the strong recession.

The following chart illustrates IRSA's offices and other rental properties as of December 2001.

Offices and Other Rental Properties

	Date of acquisition	Leaseable area m2 (1)	Occupancy rate (2)	IRSA's Interest	Monthly Rental income $/000 (3)	Total Rental Income as of December 2001 $/000 (4)			Book Value $/000 (5)
						2002	2001	2000	
Offices									
Inter-Continental Plaza (6)	18/11/97	22,535	92%	67%	383	2,322	2,458	2,240	21,843
Libertador 498	20/12/95	12,390	68%	100%	231	1,464	1,650	1,978	24,408
Maipú 1300	28/09/95	10,325	93%	100%	238	1,414	1,488	1,471	21,622
Laminar Plaza	25/03/99	6,521	95%	100%	213	1,314	1,172	261	14,770
Madero 1020	21/12/95	5,056	60%	100%	80	657	938	928	9,355
Reconquista 823/41	12/11/93	6,100	100%	100%	115	690	750	690	9,773
Suipacha 652/64	22/11/91	11,453	45%	100%	56	414	719	822	6,594
Edificios Costeros	20/03/97	6,399	51%	100%	80	496	514		12,469
Costeros Dique IV	29/08/01	5,437	63%	100%	104	435			10,545
Otros (7)	-	5,294	66%	N/A	67	405	429	497	8,346
Subtotal		**91,510**	**76%**	**N/A**	**1,567**	**9,611**	**10,118**	**8,887**	**139,725**
Other Rental Properties									
Commercial Properties (8)		8,055	100%	100%	77	904	1,266	2,245	3,450
Other properties (9)		35,009	100%	N/A	69	420	523	803	4,097
Subtotal		**43,064**	**100%**	**N/A**	**146**	**1,324**	**1,789**	**3,048**	**7,547**
Related Expenses									
Management Fees						344	324	294	
TOTAL OFFCES Y OTHER (10)		**134,574**	**83%**	**N/A**	**1,713**	**11,279**	**12,231**	**12,229**	**147,272**

(1) Total leasable area in each property. To obtain IRSA's square meters, this column should be multiplied by the actual share of IRSA. Does not include common areas and car parking spaces.
(2) Calculated dividing occupied square meters by total leasable area.
(3) Contracts in force as of 09/30/01 were proportionately calculated in relation to the actual share of IRSA in each property.
(4) Total consolidated rents according to the regulations of the Comisión Nacional de Valores (CNV). Does not include the Gross Income tax.
(5) Cost of acquisition plus improvements plus adjustment for inflation until 8/31/95, less accumulated depreciation plus good will paid (if applicable) proportional to the actual share of IRSA.
(6) Through Inversora Bolívar S.A.
(7) Includes the following real estate properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602, Sarmiento 517, Rivadavia 2768/80 and Puerto Madero Dock 5 (through IRSA). The accumulated income during fiscal years 2001 and 2000 includes the rent of Avenida de Mayo 701 (completely sold).
(8) Includes the following properties: Santa Fe 1588, Constitución 1111, Rivadavia 2243 and Alsina 934/44 (through IRSA). It also includes accumulated income for fiscal years 2001 and 2001 from Sarmiento 580 and Montevideo 1975 (completely sold). The accumulated income of fiscal year 2000 includes rental income from Galerías Pacífico.
(9) Includes the following properties: the plots of Santa Maria del Plata (former Ciudad Deportiva de Boca Juniors - only rents are included since book value is reflected on the Developments chart), Agüero 596 and R. Núñez 4615 (Córdoba), plots in Carlos Gardel (through Alto Palermo S.A.), Thames, 4 units in Alto Palermo Plaza and 5 in Alto Palermo Park (through Inversora Bolívar S.A.). Accumulated income for fiscal years 2001 and 2000 includes income from Serrano 250 (completely sold). In addition, accumulated income for fiscal year 2000 include Cerviño and Terrenos Monserrat (completely sold).
(10) "Offices and Other" business segment mentioned in Note 4 to the Consolidated Financial Statements. Does not include Gross Income tax.

II. Shopping Centers - Alto Palermo S.A ("APSA")

During the six-month period ended December 31, 2001, income from the shopping centers' segment totaled Ps.25.5 million, compared to Ps.24.4 million for the same period of fiscal year 2001.

APSA's tenants' sales for the twelve-month period ended December 31, 2001 reached Ps.752.6 million, 15% lower than in the same period of fiscal year 2001.

Average monthly sales per square meter for the six-month period totaled Ps.318. The Company's shopping centers were visited by approximately 67.9 million people during the past twelve months.

Average occupancy rate in our shopping centers for IIQ02 was 94.5% compared with a 95.4% for IIQ01.

Tarjeta Shopping.

During this period, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had dissimilar results. On the one hand, the total credit portfolio (including securitized receivables) increased 39.0%, from Ps. Ps.51.5 million as of December 31, 2000 to Ps.71.6 million as of December 31, 2001. In addition, 13,236 new cards were issued during the period, reaching 151,226 cards. These two indicators resulted in a 38.0% increase in the revenues of Tarjeta Shopping, from Ps.9.2 million as of December 31, 2000 to Ps.12.7 million as of December 31, 2001. In addition, the deep political, economic and social crisis affected collections, leading to a 118% increase in the provision for bad debts and resulting in a net loss of Ps.0.8 million for the six-month period ended December 31, 2001, as compared to a Ps.0.8 million gain for IIQ01.

Tarjeta Shopping's share in credit card sales in Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires was 6.8%, 31.15% and 22.1%, respectively. In Alto Avellaneda and Abasto, Tarjeta Shopping has become the second credit card chosen as means of payment. Credit card activation stood at approximately 73%.

Shopping Centers

	Date of acquisition	Leaseable area m2 (1)	Occupancy rate (2)	IRSA's Interest	Monthly Rental income $/000 (3)	Total Rental Income as of December 2001 $/000 (4)			Book Value $/000 (5)
						2002	2001	2000	
Alto Palermo	23/12/97	18,059	96%	49%	N/A	5,418	5,666	5,697	61,647
Abasto	17/07/94	40,250	98%	49%	N/A	5,098	5,225	5,464	57,263
Alto Avellaneda	23/12/97	26,557	95%	49%	N/A	3,505	3,881	4,148	29,245
Paseo Alcorta	06/06/97	14,685	96%	49%	N/A	2,724	2,878	2,831	17,512
Patio Bullrich	01/10/98	10,726	99%	49%	N/A	1,983	1,787	1,784	30,820
Nuevo NOA Shopping	29/03/95	18,855	90%	49%	N/A	678	565	395	8,406
Otros (6)		53,719	92%	N/A	N/A	705	581	736	10,091
Fibesa y otros (7)				49%	N/A	976	1,084		
Ingresos tarjeta Shopping				39%	N/A	5,093	3,495	2,387	
Total Shopping Centers		**182,851**	**95%**	**N/A**	**N/A**	**26,180**	**25,162**	**23,442**	**214,984**

(1) Total leasable area in each property. To obtain the square meters attributable to IRSA, this column should be multiplied by the actual share of IRSA. It does not include common areas and car parking spaces.
(2) Calculated dividing occupied square meters by total leasable area.
(3) Total consolidated rents according to the Comisión Nacional de Valores (CNV). It does not include the Gross Income tax withdrawal.
(4) Cost of acquisition plus improvements plus adjustment for inflation until 8/31/95 less accumulated depreciation plus goodwill paid (if applicable) proportional to the actual share of IRSA.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: *Buenos Aires Design and Mendoza Plaza Shopping.*
(7) Includes accumulated income for fiscal year 2002 only from *Fibesa S.A;* and for fiscal year 2001 from *Alto TV* and *Alto Invest.* IRSA's actual share corresponds to *Fibesa S.A.*
(8) "Shopping Centers" business segment mentioned in Note 4 to the Consolidated Financial Statements. It does not include the Gross Income tax withdrawal.

III. Sales and Developments

Income from Sales and Developments business segment decreased to Ps.10.7 million during the six-month period ended December 31, 2001, compared with Ps.21.4 million registered in the same period of fiscal year 2001. This fall stems mainly from the reduced number of ready-for-sale properties in stock, from the deferral in the launching of new projects implemented as defense against the severe decrease in aggregate demand and the lack of sales of non core assets during the period.

Abril, Hudson, Province of Buenos Aires.

During the second quarter of fiscal year 2002, 17 plots were sold. As of December 31, 2001, there were 119 houses under construction and 353 completed. There are a total of 138 plots left for sale.

Torres Jardín.

During the semester, 12 apartments were sold in Torres de Abasto. Since the launch of this development until December 31, 2001, the Company sold 96% of sellable area in this development, over a total of 490 units. There are 6 apartments available for sale.

Torres de Abasto.

Over the six-month period, 31 apartments were sold in Torres de Abasto. Since the launch of this development until December 31, 2001, the Company sold 539 units, representing a 99.3% of the total 545 apartments. There are 4 apartments available for sale.

The following chart illustrates IRSA's sales and development properties as of December 31, 2001.

Development Properties

	Date of adquisition	Estimated/ real cost ($ 000) (1)	Sale Area (m2) (2)	Total units or lots (3)	IRSA's share	Percentage Built	Percentage Sold (4)	Accumulated Sales ($ 000) (5)	Accumulated sales as of December 31 (6) ($ 000) 02 ($ 000)	01 ($ 000)	00 ($ 000)	Book Value ($ 000) (7)
Apartments												
Torres Jardín	18/7/96	25,738	32,244	490	100%	100%	95.98%	31,586	741	2,282	1,771	542
Torres de Abasto (8)	17/7/94	16,787	35,630	545	49%	100%	98%	24,670	991	2,008	950	3,512
Palacio Alcorta	20/5/93	31,907	25,555	191	100%	100%	100%	34,801	238	-	9	(0)
Concepción Arenal	20/12/96	6,661	6,913	70	100%	100%	94%	5,124	49	1,275	755	265
Alto Palermo Park (9)	18/11/97	10,365	9,855	69	67%	100%	66%	9,119	794	-	1,539	3,956
Other (10)		16,927	22,481	175	N/A	100%	100%	21,143	433	537	271	97
Subtotal		**108,385**	**132,679**	**1,540**	**N/A**	**N/A**	**N/A**	**126,444**	**3,247**	**6,102**	**5,295**	**8,373**
Gated Communities												
Abril/Baldovinos (11)	3/1/95	46,587	1,408,905	1,273	83%	100%	78%	67,381	1,814	3,944	4,511	12,321
Villa Celina I, II y III	26/5/92	2,031	75,970	219	100%	100%	100%	6,334	(24)	26	54	12
Villa Celina IV y V	17/12/97	1,114	58,480	181	100%	100%	98%	4,272	20	922	-	18
Otros terrenos (12)		2,177	43,762	33	N/A	100%	100%	2,426	-	-	76	-
Subtotal		**51,910**	**1,587,117**	**1,706**	**N/A**	**N/A**	**N/A**	**80,413**	**1,810**	**4,892**	**4,641**	**12,351**
Land reserve												
Dique 3 (parcela 1) (13)	9/9/99		6,169		50%	0%	-	-	-	-	-	4,373
Dique 3 (parcela 2) (14)	9/9/99		7,221		50%	0%	-	-	-	-	-	5,120
Dique 3 (parcela 3) (15)	9/9/99		7,557		50%	0%	-	-	-	-	-	5,356
Caballito	3/11/97		20,968		100%	0%	-	-	-	-	-	9,053
Puerto Retiro (9)	18/5/97		82,051		33%	0%	-	-	-	-	-	13,904
Santa María del Plata	10/7/97		715,952		100%	0%	-	-	-	-	-	56,558
Pereiraola (11)	16/12/96		1,299,630		83%	0%	-	-	-	-	-	8,060
Monserrat (9)	18/11/97		3,400		67%	0%	100%	1,674	-	547	-	-
Dique 4 (ex Soc del Dique)	2/12/97		4,653		100%	0%	50%	5,600	-	5,600	-	2,801
Otras (16)			4,441,363		N/A	0%		-	-	-	-	13,799
Subtotal			**6,588,964**		**N/A**	**N/A**	**N/A**	**7,274**	**-**	**6,147**	**-**	**119,024**
Other												
Hotel Llao- Llao	1/6/97	5,994	-	-	100%	100%	50%	7,500	-			-
Galerías Pacífico	06/04/99	149	-	-	100%	100%	100%	3,000	-			-
Sarmiento 580	12/1/94	5,318	2,635	14	100%	100%	100%	4,930	-			-
Santa Fe 1588	2/11/94	3,576	2,713	20	100%	100%	100%	3,715	3,715			-
Rivadavia 2243/65	2/5/94	3,378	2,070	4	100%	100%	0%	-	-			1,536
Otras Propiedades (17)		38,720	44,678	258		100%	98%	48,697	88	1,497	342	421
Subtotal		**57,135**	**52,096**	**296**	**N/A**	**N/A**	**N/A**	**67,842**	**3,803**	**1,497**	**342**	**1,957**
Subtotal		**217,430**	**8,360,856**	**3,542**	**N/A**	**N/A**	**N/A**	**281,973**	**8,860**	**18,638**	**10,278**	**141,705**
Interest accrued on property financing									1,889	2,325	2,613	
Management Fees									328	808	687	
TOTAL (18)		**217,430**	**8,360,856**	**3,542**	**N/A**	**N/A**	**N/A**	**281,973**	**11,077**	**21,771**	**13,578**	**141,705**

(1) Acquisition cost plus total investment made and/or expected if the project is not yet completed, proportional to the actual share of IRSA. In the case of selling 100% of the stock in Inversora del Pacífico and 50% in Llao Llao, the cost of sale of the stock was calculated as cost of investment.
(2) Total area of the property destined to sales once the development or acquisition is completed and before selling any unit (including car parking spaces and storage areas but excluding common areas). To obtain the square meters attributable to IRSA, it must be multiplied by the actual share of IRSA. In the case of Land Reserve, the area of the plots was considered.
(3) It represents the total amount of units or plots once the development or acquisition is completed (excluding car parking spaces and storage areas). To obtain the units or plots attributable to IRSA, it must be multiplied by the actual share.
(4) The percentage sold is calculated by dividing the square meters sold by the total amount of square meters for sale.
(5) It only includes the accumulated sales proportional to the actual share of IRSA.
(6) Total consolidated sales of IRSA according to the regulations of the Comisión Nacional de Valores (CNV). Does not include the Gross Income tax deduction.
(7) Cost of acquisition plus enhancements plus adjustment for inflation until August 31, 1995 plus activated interest plus goodwill paid (when applicable) of the properties in the portfolio as of June 30, 2001 proportional to the actual share of IRSA.
(8) Through APSA and comprises Torres de Abasto and the inventories related to the COTO project.
(9) Through Inversora Bolívar S.A.
(10) Includes the following properties: Dorrego 1916 (completely sold through IRSA) and units for sale of Alto Palermo Plaza (through Inversora Bolívar S.A.).
(11) Directly through IRSA and indirectly through Inversora Bolívar S.A.
(12) Includes the plots at San Jorge Village (completely sold through Inversora Bolivar).
(13) Through Bs. As. Trade & Finance S.A.
(14) Through Bs. As. Realty S.A.
(15) Through Argentine Realty S.A.
(16) Includes the following Land Reserves: Torre Jardín IV, Constitución 1111, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolívar S.A.) and Terrenos Alcorta (through APSA).
(17) Includes the following properties: Sarmiento 517 and one unit of Madero 1020 (through IRSA), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768, Serrano 250 and Montevideo 1975 (completely sold through IRSA), Art Tower Floor 26 and Cerviño 3626 (completely sold through Inversora Bolívar S.A.).
(18) "Sales & Developments" business segment mentioned in Note 4 to the Consolidated Financial Statements. Does not include Gross Income tax deduction.

IV. Hotels

Income from the hotel segment totaled Ps.8.2 million during the six-month period ended December 31, 2001, compared with Ps.11.9 million registered in the same period of fiscal year 2001.

The following chart provides information regarding IRSA's hotel properties as of December 31, 2001.

Hotels

Hotel	Acquisition Date	IRSA's interest %	Number of rooms	Average Occupancy %	Average Room rate (Ps.)	Sales for IIQ (Ps.000) (1) 2002	2001	2000	Book Value 2001 (2) (Ps.000)
Llao Llao	06/97	50	157	48	183	2,125	2,337	4,447	6,810
Inter.Continental	11/97	50	314	43	134	2,961	4,889	6,086	13,451
Sheraton Libertador	03/98	80	200	61	121	3,081	4,640	5,507	15,840
Total			**671**	**50**	**146**	**8,167**	**11,866**	**16,040**	**36,102**

(1) Proportional to IRSA's actual interest for each period. IRSA's interest in the Hotel Llao Llao was 100% in September 1999. IRSA's interest in the Sheraton Libertador hotel was 100% until December 1999.
(2) Represents 100% of the hotel's book value including facilities and goodwill. Proportional to IRSA's interest.

V. International

Net sales for the international segment for the six-month period ended December 31, 2001 were Ps.12.7 million compared with Ps.22.9 million for the same period of fiscal year 2001.

Brazil Realty

Over the six-month period ended on December 31, 2001 Brazil Realty has launched 6 new projects adding 471 sellable units to its portfolio. Also the company has acquired 3 new plots. Brazil Realty plans to carry on with its development strategy.

The following chart illustrates IRSA's Strategic Alliances as of December 31, 2001.

Strategic Alliances

	Country	IRSA's Interest %	Results for IRSA as Decmeber 31 (U$S000) (1)			Book Value	Partner
			2001	2000	1999		
Brazil Realty	Brasil	49.34%	-1,727	4,442	2,826	70,187	Elie Horn

(1) IRSA's proportional equity value in year results. It does not include REI effects nor exchange differences in shareholder's equity.

VI. Financial Operations and Others

**Extension of maturity of U$S43.5 million Notes -** On December 21, 2001, IRSA and the holders of the U$S43.5 million FRN agreed to extend the principal maturity to January 31, 2002. Moreover, on January 31, a further extension to March 27, 2002 was agreed upon in the repayment of the principal amount, and the interest maturing on January 31 was capitalized. Also the Company agreed with the holders an amendment in the indenture of the Notes by which the base rate BADLAR was substituted by a fixed 12% rate for the last two months outstanding.

Interest in Palermo Invest – IRSA partially redeemed capital of its controlled company Palermo Invest for a total amount of Ps.24.8 million. In turn, GSEM, IRSA's partner in Palermo Invest, also redeemed partially its capital by Ps.12.4 million. The reimbursement of capital was made on November 27, 2001. This operation also generated a loan from GSEM to IRSA of U$S13.1 million.

IRSA I Financial Trust (IRSA, IBSA and Baldovinos) – On November 2, 2001, IRSA entered into an agreement with Banco Sudameris for it to act as trustee and lead manager of Fideicomiso IRSA I. On December 17, 2001 the participation certificates, guaranteed by the flow of principal and interest payments generated by these loans were publicly offered. The mortgage portfolio of IRSA, IBSA and Baldovinos, valued approximately U$S26.6, was transferred to the Trust . As of December 31, 2001 Banco Sudameris had paid the fiduciaries Ps.10 million in terms of underwriting. Additional disbursements will be made during January and February, that will take the total amount purchased by Banco Sudameris to U$S12.3 million. We expect the participation certificates issued by Fideicomiso IRSA I to be converted into pesos at the exchange rate Ps.1 to U$S1, considering that the mortgage loans that back these certificates, have been converted into Pesos at this rate.

Loan to APSA – As of December 31, 2001, the loans granted by the principal shareholders, IRSA and Parque Arauco S.A., with the purpose of financing the U$S50 million collateral required by Morgan Guaranty Trust in relation to the aforementioned swap, reached U$S29.5 million and U$S15.4 million, respectively.

**Extension of U$S 120 million FRN coupon -** On January 15, 2002, a unanimous meeting of noteholders of Series A and B of the U$S120 million FRN approved, in connection with the principal and interest coupon of approximately U$S19.1 million due on January 13, 2002:

- The acceptance of a partial payment of interest for Ps.2,800,000 and the extension until March 13, 2002 of the payment date for balance of interest due on such date. Additionally, the fixing of the exchange rate applicable should be agreed on or before March 13, 2002.

- The extension of the corresponding principal payment date of the notes from January 13, 2002 to March 13, 2002.

- This extension was approved subject to the execution of a subordination agreement to be entered into among IRSA, Parque Arauco S.A. and Citibank, as Administrative Agent of the notes, whereby the shareholders accept to subordinate the collection of the loans granted by them to the Company to the previous payment of the notes and short-term bank debt. Additionally, the banks accepted a stand still till March 13, 2002, on the outstanding short term loans granted to the Company and to receive during this period cash payment of 30% of accrued interest on this debt, while the balance of interest will be paid on March 13, 2002, in order to analyze the situation, once the government finally sets the regulations on the "*pesificación*".

Impact of devaluation on the Company's financial position

The recent economic measures enforced by the Government include the devaluation and free flotation of the peso and the conversion to pesos of all loans and contracts agreed upon in dollars or other foreign currencies, at the exchange rate of one Peso (Ps. 1.00) = one U.S. Dollar (U$S 1.00). In addition, all deposits held with financial institutions were converted to pesos at the exchange rate of one Peso forty cents (Ps. 1.40) = one U.S. Dollar (U$S 1.00). These contracts, loans and deposits will be adjusted by an index, Coeficiente de Estabilización de Referencia, "C.E.R.", to be published by the Argentine Central Bank.

If as a consequence of this provision the resulting value were inequitable, either party may request the readjustment of the price, and if no agreement is reached between the parties, the dispute will be settled by the courts.

Although our leases are denominated in U.S. dollars, as from the date of this resolution our tenants will settle their obligations in pesos.

The lack of clear rules on the use and application of the general economic measures regarding debt announced by the government, does not allow us to have a clear vision on future economic variables. We believe the chances of a significant amount of our financial debt being turned into pesos is high.

VII. Brief comment on prospects for the next fiscal year.

In view of the worsening political and economic outlook, we expect a complicated third quarter for fiscal year 2002, both regarding the Company's business and finances.

Coming months will probably bring harsh negotiations with our creditors and tenants but, despite the fact future rules are not yet clear, we expect good business opportunities will arise going forward. Particularly, we will continue selling non core assets and canceling debt with the proceeds, especially making use of the "*pesification*", and we will capitalize on the want of depositors to transform financial assets into real assets to sell our properties in exchange for bank CDs. We consider IRSA is in a unique situation to benefit from this opportunity.

All our energies will continue to be focused on reducing and refinancing indebtedness and on deepening the restructuring process in IRSA as well as in our subsidiary APSA in order to bring both companies' structures to levels sustainable with the level of economic activity at which the country stabilizes.

Few companies will stand solid after the ruthless months to come, it is our wish and our duty to make IRSA one of these companies.

To be included in IRSA or APSA's mailing list, please send an email to mrappanaro@irsa.com.ar including your name and address.

IRSA
Consolidated Financial Highlights
For the period ending December 31, 2001 and 2000
(In Argentine 000 Pesos)

	Six months Fiscal Year 2002	Six months Fiscal Year 2001	% Change
Income Statement			
Corresponds to the **proportional consolidated** income statement			
Net Sales			
Sales and Development	10,661	21,390	-50.2%
Offices and others	10,952	11,873	-7.8%
Shopping Centers	25,523	24,404	4.6%
Hotels	8,167	11,866	-31.2%
International	12,688	22,878	-44.5%
Total sales	**67,991**	**92,411**	**-26.4%**
Operating cost	-34,491	-43,299	-20.3%
Gross income	**33,500**	**49,112**	**-31.8%**
Selling & Administrative Expenses	-21,048	-23,445	-10.2%
Loss on purchasers rescissions of sales contracts	-14	5	-380.0%
Results from operations and holding of real estate assets	-2,091	-539	-287.9%
Operating Income	**10,347**	**25,133**	**-58.8%**
Financial results, net	-60,398	-27,510	-119.5%
Net income in affiliated companies	491	-4,476	111.0%
Other income (expenses), net	-1,894	-1,727	-9.7%
Ordinary (Loss)-Income before taxes	**-51,454**	**-8,580**	**-499.7%**
Income tax	-3,341	-1,650	102.5%
Ordinary (Loss)-Income	**-54,795**	**-10,230**	**-435.6%**
Extraordinary losses	0	0	0.0%
Net (Loss)-Income	**-54,795**	**-10,230**	**-435.6%**
Balance sheet			
Corresponds to the **consolidated** income statement **according to the traditional method.**			
Cash and bank	5,434	3,915	39%
Investments	22,659	52,859	-57%
Mortgages, notes and other receivables	56,900	67,560	-16%
Inventory	18,182	42,428	-57%
Total Current Assets	**103,175**	**166,762**	**-38%**
Mortgages and other receivables	21,170	39,295	-46%
Inventory	27,273	15,858	72%
Investments	350,598	367,639	-5%
Fixed assets and intangible assets, net	215,490	231,433	-7%
Non Current Assets	**614,531**	**654,225**	**-6%**
Total Assets	**717,706**	**820,987**	**-13%**
Short-Term debt	197,568	145,091	36%
Total Current Liabilities	**225,982**	**161,091**	**40%**
Long-term debt	12,467	84,960	-85%
Total Non Current Liabilities	**15,602**	**89,763**	**-83%**
Total Liabilities	**241,584**	**250,854**	**-4%**
Minority interest	40,152	58,192	-31%
Shareholders' Equity	**435,970**	**511,941**	**-15%**
Other EDITDA data (period)			
Corresponds to the **consolidated** income statement **according to the traditional method.**			
Income tax	1,494	147	916%
Minority interest	519	629	-17%
Depreciation and amortization	6,386	4,643	38%
Interest expense	12,040	14,875	-19%
Net income in affiliated companies	12,918	-3,312	490%
Other noncash transactions	23,169	28,796	-20%
Cash dividends received	1,276	0	
Selected Ratios			
Debt/Equity Ratio	55.4%	49.0%	13%
Book value per GDS	20.56	24.15	-15%
Net Imcome per GDS	-2.58	-0.48	-436%
EBITDA (000) (period)	3,007	35,548	-92%
EBITDA (000) (last 12 month)	29,192	60,222	-52%
EBITDA per GDS	0.14	1.68	-92%
EBITDA /Net Income	-0.05	-3.47	-98%

IRSA
Information by business Unit
For the period ending December 31, 2001 and 2000
(In Argentine 000 Pesos)

	Sales and Developments	Offices and Others	Shopping Centers	Hotels	International	Financial operations and others	TOTAL
ne period ending December 31, 2001							
	10,661	10,952	25,523	8,167	12,688		67,991
	-6,846	-2,687	-11,590	-6,168	-7,200		-34,491
; profit	**3,815**	**8,265**	**13,933**	**1,999**	**5,488**	-	**33,500**
iistrative Expenses	-2,475	-1,512	-3,009	-2,334	-1,541		-10,871
] Expenses	-1,090	-32	-5,813	-903	-2,339		-10,177
in purchasers rescissions of sales contracts	-14						-14
s from operations and holding of real estate assets	-2,179				88		-2,091
ating Income	**-1,943**	**6,721**	**5,111**	**-1,238**	**1,696**	-	**10,347**
ciations and Amortization (b)	267	1,816	7,465	1,399	124		11,071
ne period ending December 31, 2000							
	21,390	11,873	24,404	11,866	22,878	-	92,411
	-14,827	-2,302	-9,266	-7,167	-9,737	0	-43,299
; profit	**6,563**	**9,571**	**15,138**	**4,699**	**13,141**	-	**49,112**
iistrative Expenses	-4,162	-1,863	-3,355	-2,616	-2,100	-	-14,096
] Expenses	-1,767	-170	-3,690	-1,197	-2,525	-	-9,349
in purchasers rescissions of sales contracts	5	-	-	-	-	-	5
s from operations and holding of real estate assets	-224	-	-	-	-315	-	-539
ating Income	**415**	**7,538**	**8,093**	**886**	**8,201**	-	**25,133**
ciations and Amortization (b)	201	1,986	6,952	1,403	-182	-	10,360

s:
ncludes offices, retail locales and housing.
ncluded in Operating Income.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Free translation of the
Unaudited Consolidated Financial Statements
for the six-month periods
ended December 31, 2001 and 2000

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2001 and 2000

In thousands of pesos

	December 31, 2001 (Notes 1 and 3)	December 31, 2000 (Notes 1 and 3)
ASSETS		
CURRENT ASSETS		
Cash and banks	5,434	3,915
Investments (Note 7)	22,659	52,859
Mortgages and leases receivables	12,202	31,713
Other receivables (Note 5)	44,698	35,847
Inventory (Note 6)	18,182	42,428
Total Current Assets	103,175	166,762
NON-CURRENT ASSETS		
Mortgages receivables	4,342	23,520
Other receivables (Note 5)	16,828	15,775
Inventory (Note 6)	27,273	15,858
Investments (Note 7)	350,598	367,639
Fixed assets (Note 8)	212,851	225,629
Intangible assets	2,639	5,804
Total Non-Current Assets	614,531	654,225
Total Assets	717,706	820,987

	December 31, 2001 (Notes 1 and 3)	December 31, 2000 (Notes 1 and 3)
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable	6,560	4,778
Notes payable	-	-
Customer advances	2,346	2,315
Salaries and social security charges	570	1,491
Short and long term-debt (Note 9)	197,568	145,091
Taxes payable	3,929	4,261
Other liabilities (Note 10)	15,009	3,155
Total Current Liabilities	225,982	161,091
NON-CURRENT LIABILITIES		
Trade accounts payable	174	207
Short and long term-debt (Note 9)	12,467	84,960
Customer advances	-	235
Taxes payable	-	-
Other liabilities (Note 10)	2,961	4,361
Total Non-Current Liabilities	15,602	89,763
Total Liabilities	241,584	250,854
Minority interest	40,152	58,192
SHAREHOLDERS´ EQUITY	435,970	511,941
Total Liabilities and Shareholders´ Equity	717,706	820,987

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Income

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000

In thousands of pesos

	December 31, 2001 (Notes 1 and 3)	December 31, 2000 (Notes 1 and 3)
Mortgages, leases and services	67,991	92,411
Costs of sales, leases and services	(34,491)	(43,299)
Gross income	33,500	49,112
Selling expenses	(10,177)	(9,349)
Administrative expenses	(10,871)	(14,096)
Subtotal	(21,048)	(23,445)
Loss on purchasers rescissions of sales contracts	(14)	5
Loss from operations and holding of real estate assets (Note 11)	(2,091)	(539)
Operating income (Note 4)	10,347	25,133
Financial results, net (Note 12)	(60,398)	(27,510)
Net income in related companies	491	(4,476)
Other income and expenses, net	(1,894)	(1,727)
Loss before taxes	(51,454)	(8,580)
Income tax and asset tax	(3,341)	(1,650)
Loss for the period	(54,795)	(10,230)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Statements of Consolidated Cash Flows (1)

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000
In thousands of pesos

	December 31, 2001 (Notes 1 and 3)	December 31, 2000 (Notes 1 and 3)
CASH FLOWS FROM OPERATING ACTIVITIES:		
- Loss for the period	(54,795)	(10,230)
- **Adjustments to reconcile net loss to cash flow from operating activities:**		
• Equity in earnings of affiliated companies	12,918	(3,312)
• Minority interest in related companies	519	629
• Results from the sale of fixed assets	-	11
• Allowances and provisions	173	(31)
• Amortization and depreciation	5,872	5,166
• Loss from operations and holding of real estate assets	2,091	243
• Financial results	21,984	9,684
• Income tax	1,494	147
- **Changes in assets and liabilities:**		
• (Increase) Decrease in current investments	(2,386)	789
• Decrease in mortgages and leases receivables	10,154	6,135
• Increase in other receivables	14,345	(23,678)
• Decrease in inventory	6,850	10,770
• Decrease in intangible assets	104	102
• Decrease in taxes payable, salaries and social security and customer advances	(1,180)	(4,924)
• Increase in accounts and notes payable	1,005	574
• Increase in accrued interest	13,207	12,351
• Cash dividends received	1,276	-
• Decrease in other liabilities	(8,964)	(1,912)
Net cash provided by operating activities	24,667	2,514
CASH FLOWS FROM INVESTING ACTIVITIES:		
• Decrease from equity interest in subsidiary companies and equity investees	265	48,618
• Payment for acquisition of undeveloped parcels of land	(312)	(494)
• Purchase and improvements of fixed assets	(9,848)	(1,609)
Net cash (used in) provided by investing activities	(9,895)	46,515
CASH FLOWS FROM FINANCING ACTIVITIES:		
• Purchase of treasury stock	-	(40,357)
• Intercompany loans	(29,565)	-
• Minority shareholders contribution	130	-
• Proceeds from loans	76,815	114,119
• Payment of loans	(69,573)	(92,156)
• Increase in intangible assets	(1,320)	(1,844)
• Payment of seller financing	(903)	(9,371)
Net cash used in financing activities	(24,416)	(29,609)
Net (decrease) increase in cash and cash equivalents	(9,644)	19,420
Cash and cash equivalents as of beginning of year	17,010	14,964
Cash and cash equivalents as of end of period	7,366	34,384

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Statements of Consolidated Cash Flows (Continued)

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 30, 2001 and 2000
In thousands of pesos

	December 31, 2001 (Notes 1 and 3)	December 31, 2000 (Notes 1 and
Supplemental cash flow information		
Non-cash activities:		
• Increase in inventory through a decrease in fixed assets	7,620	2,985
• Decrease in inventory through an increase in intangible assets	-	305
• Increase in inventory through a decrease in plots of land	-	629
• Increase in fixed assets through a decrease in inventory	-	266
• Increase in non-current investments through a decrease in accounts receivable	26,585	-
• Increase in investments through a decrease in current mortgage receivables	13,285	-
• Increase in other current receivables through a decrease in current mortgage receivables	3,300	-

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the unaudited consolidated financial statements

For the six-month periods
beginning on July 1, 2001 and 2001
and ended December 31, 2001 and 2001
In thousands of pesos

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE ECONOMIC AND FINANCIAL POSITION OF IRSA INVERSIONES Y REPRESENTACIONES S.A. (THE "COMPANY")

Argentina is immersed in a difficult economic climate. The prevailing indicators were a significant public debt burden, high interest rates, decrease in savings amounts, country risk levels far above normal average and a more than three-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. As from December 21, 2001 all working days until the closing of the financial year were declared exchange holidays. Subsequently, the Government declared default on the external debt. Currently the Argentine Central Bank (BCRA) must authorize all transfers of foreign currency abroad and for the time being all transactions involving the payment of imports, financial debts and interest, royalties, dividends and other similar transactions are suspended.

NOTE 1: (continued)

On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures that are in the process of implementation and therefore have not been totally regulated at the date of issuing these financial statements. On that same date, Decree 214 (Restructuring of the financial system) was issued by which the measures adopted by this Law were substantially modified. This decree must be supplemented by other regulations to be issued by various control agencies and that are pending issue at the date of issuing these financial statements.

Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and the effect they have on the Company's economic and financial situation.

Exchange system

On January 6, 2002 a new exchange system was established that created an official and a free exchange market. In general lines, export activities, import of goods and certain financial activities liable to a prior restructuring that will extend the original due dates would be carried out on the official market. The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was $ 1.40 per US$ 1. Quotations on the free market will be the outcome of the free floating of the peso. On January 11, 2002 when the exchange market was opened, the Argentine National Bank published the first quotation for the free market at $ 1.6 per US$ 1 (selling rate) and $ 1.4 per US$ 1 (buying rate).

On February 3, 2002 the Government announced the creation of a new exchange system, eliminating the previous dual market and establishing a single free exchange market in which exchange rates would result from the free supply and demand. Since February 3, 2002 and to the date of issuing these financial statements, all working days were declared exchange holidays.

NOTE 1: (continued)

Deposits in financial institutions

According to this Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in financial institutions will be converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and in fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these reprogrammed deposits. Furthermore, the owners of these deposits can opt to receive up to US$ 30,000 in Government bonds denominated in U.S. dollars.

Financial debts in foreign currency

Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the financial system will be converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

Credits and debts not related to the financial system

The obligation to pay money denominated in dollars or other foreign currency that are not related to the financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

NOTE 1: (continued)

Deferment of the deduction of the exchange difference from income tax

The negative net results that originate in this devaluation will be deductible from income tax as from the future five financial years.

As established by the Pronouncement 1/02 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, at December 31, 2001 assets and liabilities denominated in foreign currency were valued at the rate of exchange of $.1 per US$ 1 or its equivalent in another foreign currency.

At December 31, 2001, the Company has recorded credits and debits denominated in foreign currency (amounts consolidated in proportional manner without considering intercompanies elimination's) as follows:

a) Deposits and debts with Argentine financial institutions:

	Currency	Amount in foreign currency In thousand of pesos
Assets		
Cash and Banks	US$	906
Investments	US$	15,536
Liabilities		
Short and long term-debt	US$	87,191

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the unaudited consolidated financial statements (Continued)

NOTE 1: (continued)

b) Credits and debts with local customers and suppliers:

	Currency	Amount in foreign currency In thousand of pesos
Assets		
Mortgages and leases receivables	US$	15,625
Other receivables	US$	66,811
Liabilities		
Trade accounts payable	US$	4,215
Customer advances	US$	1,773
Short and long term-debt	US$	5,686
Other liabilities	US$	31,825

c) Deposits and debts with foreign financial institutions. Credits and debts with foreign customers and suppliers:

	Currency	Amount in foreign currency In thousand of pesos
Assets		
Investments	US$	11,433
Liabilities		
Short and long term-debt	US$	128,631

NOTE 1: (continued)

The impact generated by all these measures adopted by the Government, set out in preceding paragraphs, applying the rates of exchange prevailing at February 1, 2002 of $1.40 per US$ 1 (for transactions to be settled at the official rate) and $1.95/2.05 per US$ 1 – buying/selling rates – (for transactions to be settled on the free market) that are the last available at the date of issuing these financial statements as an exchange holiday has been declared since that date, it is estimated that they will affect the economic and financial situation of the Company at December 31, 2001, generating a loss exchange difference of $ 58,652 (corresponding $ 107,029 to a loss exchange difference related to the balance sheet of subsidiaries, $ 20,274 to a loss exchange difference related to the balance sheet of affiliated companies and $ 68,651 to a gain of Brazil Realty translation). The effects of this devaluation, together with the rest of the measures adopted will be given accounting recognition in the financial statements of subsequent years.

Company Management is currently defining and implementing an action plan to revert the impact of this situation on the Company's results. In that sense, Management has commenced to negotiating the existing agreement with the debtors. Additionally, the Company is starting negotiations with its tenants regarding the lease agreements terms as requested by the new law.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at December 31, 2001 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Future actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

NOTE 1: (continued)

The Company recorded a significant indebtedness. At December 31, 2001, the financial debt recorded by the Company amounted to $ 210,035, which includes loans of US$ 129,385 from foreign entities. The Company must settle $ 197,568 of this financial debt during the following financial year. This amount includes US$ 116,918 in loans granted by foreign entities.

In the period ended December 31, 2001, the Company recorded a net loss of $54,795, accumulated losses of $ 53,190 and a shortfall of working capital of $ 122.807. If the adverse economic situation continues to affect the Company's economic position, the Company's capacity to comply with its obligations could be impaired. The Company is currently analyzing its debt structure and expects to be able to restructure its short term financial debt. Although Company Management understands that there are feasible alternatives, it is not possible to insure that they will be successful in implementing them and whether, once implemented, the Company can fulfill its obligations.

The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include the effects of a possible adjustment or reclassification, if any, that might be required if the Company could be obliged to sell its assets and settle its liabilities, including contingencies in conditions different to the normal course of its business.

NOTE 2: **BASIS OF CONSOLIDATION – CORPORATE CONTROL**

The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of December 31, 2001 and 2000 of IRSA Inversiones y Representaciones Sociedad Anónima, the Statements of Income included in Note 13, and the Statements of Cash Flows for the six-month periods then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions.

NOTE 2: (continued)

The December 31, 2000 unaudited financial statements originally issued include certain reclassifications in order to compare them with the figures in the December 31, 2001 unaudited financial statements.

From the fiscal year ended June 30, 1997, the Company has decided to apply the criterion of allocating income from the controlled companies and companies in which it exercises joint control to the various lines of the consolidated statements of income in a manner proportionate to its equity interest in such companies. The Company has obtained approval for this presentation from the Argentine Securities Commission (*Comisión Nacional de Valores - CNV*). Additionally, Note 4 shows the "Operating results per Business Unit". The principal objective of this has been to provide more complete and meaningful information, considering the transactions of the Company with its subsidiaries and jointly controlled affiliated companies in an overall manner.

The following table shows the data concerning the corporate control:

	December 31, 2001	December 31, 2000
COMPANIES	DIRECT OR INDIRECT % OF VOTING SHARES	
IRSA International Ltd.	100.00	100.00
Home Financing S.A. (1)	-	100.00
Palermo Invest S.A.	66.67	66.67
Abril S. A.	83.33	83.33
Pereiraola S. A.	83.33	83.33
Baldovinos S. A.	83.33	83.33
Hoteles Argentinos S. A.	80.00	80.00

(1) See note 14 to the unaudited financial statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

a. Subsidiaries

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima.

b. Jointly controlled affiliated companies incorporated abroad

The financial statements of affiliated companies incorporated abroad, used for the purposes of applying the equity method to assess the investment in such companies, have been translated into Argentine pesos at the exchange rate prevailing on December 31, 2001. In the case of Brazil Realty S.A. Empreendimentos e Participaçoes, the financial statements have been adjusted for inflation as of December 31, 2001 in accordance with the accounting and/or legal standards in force in Brazil, before translating them into Argentine pesos.

Since March 31, 1999, as a consequence of changes in the variables to measure fluctuations in domestic prices, and the performance of the Brazilian currency compared to the Argentine peso, IRSA International Limited has decided to value its investments in fixed assets and other intangible assets that cannot be disposed of by its subsidiary, Brazil Realty S.A. Empreendimentos e Participações, at their original cost in pesos, less applicable accumulated depreciation, following the calculation method laid down by Technical Resolution No. 13, which was approved by the March 1999 Resolution of the Administrative Board of the Argentine Federation of Professional Councils in Economic Sciences. As a result of the application of this criteria, the December 31, 1998 balances for the items mentioned above, which were translated at the exchange rate prevailing at that date, were taken to be their original net carrying values.

c) Shares and options of Banco Hipotecario S.A.

The shares in Banco Hipotecario S.A. held by IRSA International Limited (a wholly-owned subsidiary) have been valued at their quotation at the end of the period, less estimated selling expenses, while the options have been valued at cost.

NOTA 4: SEGMENT INFORMATION

The following information provides the operating results from each business unit:

As of December 31, 2001:

	Sales and developments	Office and others (a)	International	Shopping centers	Hotels	Financial and other operations	Total
Income	10,661	10,952	12,688	25,523	8,167	-	67,991
Costs	(6,846)	(2,687)	(7,200)	(11,590)	(6,168)	-	(34,491)
Gross income	3,815	8,265	5,488	13,933	1,999	-	33,500
Selling expenses	(1,090)	(32)	(2,339)	(5,813)	(903)	-	(10,177)
Administrative expenses	(2,475)	(1,512)	(1,541)	(3,009)	(2,334)	-	(10,871)
Loss on purchasers rescissions of sales contracts	(14)	-	-	-	-	-	(14)
Results from operations and holding of real estate assets	(2,179)	-	88	-	-	-	(2,091)
Operating Income	**(1,943)**	**6,721**	**1,696**	**5,111**	**(1,238)**	**-**	**10,347**
Depreciation and amortization (b)	267	1,816	124	7,465	1,399	-	11,071

(a) Includes offices, commercial and residential premises.

(b) Included in operating income/loss.

NOTE 4: (Continued)

As of December 31, 2000

	Sales and developments	Office and others (a)	International	Shopping centers	Hotels	Financial and other operations	Total
Income	21,390	11,873	22,878	24,404	11,866	-	92,411
Costs	(14,827)	(2,302)	(9,737)	(9,266)	(7,167)	-	(43,299)
Gross income	6,563	9,571	13,141	15,138	4,699	-	49,112
Selling expenses	(1,767)	(170)	(2,525)	(3,690)	(1,197)	-	(9,349)
Administrative expenses	(4,162)	(1,863)	(2,100)	(3,355)	(2,616)	-	(14,096)
Loss on purchasers rescissions of sales contracts	5	-	-	-	-	-	5
Results from operations and holding of real estate assets	(224)	-	(315)	-	-	-	(539)
Operating income	**415**	**7,538**	**8,201**	**8,093**	**886**	**-**	**25,133**
Depreciation and amortization (b)	201	1,986	(182)	6,952	1,403	-	10,360

(a) Includes offices, commercial and residential premises.
(b) Included in operating income/loss.

NOTE 5: OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2001		December 31, 2000	
	Current	Non-current	Current	Non-Current
Asset tax and prepayments	2,677	15,388	3,014	12,949
Value Added Tax (VAT)	1,054	1,240	3,896	1,381
C.N. Hacoaj Project	593	-	691	-
Related parties	28,633	-	82	-
Services to be billed	51		62	-
Personnel loans and prepayments	354	162	551	1,407
Notes receivable	301	-	23,937	-
Prepaid expenses	269	-	153	-
Debtors under legal proceedings	-	-	187	-
Sundry debtors	1,053	-	403	-
Operation pending settlement	4,597	-	196	-
Income tax prepayments and withholdings	318	-	500	-
Country club debtors	875	-	-	-
Tax on debits and credits	164	-	-	-
Trust accounts receivable	2,614	-	-	-
Other	1,145	38	2,175	38
	44,698	16,828	35,847	15,775

NOTE 6: INVENTORY

The breakdown for this item is as follows:

	December 31, 2001	
	Current	Non-Current
Constitución 1111	1,191	-
Dique IV	-	2,801
Minetti "D"	99	166
Alcorta Palace	-	-
Caballito plots of land	-	9,053
Pilar	-	1,550
Rivadavia 2243	1,536	-
Torres Jardín	384	158
Abril/Baldovinos	8,649	6,651
Alto Palermo Park	5,937	-
Alto Palermo Plaza	1	-
Benavídez	-	6,464
Other properties	190	430
Other inventories	195	-
	18,182	27,273

	December 31, 2000	
	Current	Non-Current
Constitución 1111	1,904	-
Dique IV	2,807	-
Minetti "D"	696	-
Alcorta Palace	10	-
Caballito plots of land	9,053	-
Pilar	1,550	-
Rivadavia 2243	-	-
Torres Jardín	1,994	-
Abril/Baldovinos	14,359	9,258
Alto Palermo Park	6,947	-
Alto Palermo Plaza	1,617	-
Benavídez	-	6,464
Other properties	1,205	136
Other inventories	286	-
	42,428	15,858

NOTE 7: INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2001	December 31, 2000
Current		
Bocon Pro 1	983	-
Telecom Argentina	967	-
Banco Hipotecario S.A.	6,343	10,694
Patriotic Bond	1,000	-
Time deposits and money markets	1,933	30,480
Mutual funds	11,433	10,962
Other investments	-	723
	22,659	52,859
Non-current		
Alto Palermo S.A.	156,811	159,140
Brazil Realty	70,187	79,123
Llao – Llao Resorts S.A.	2,612	5,967
Banco de Crédito y Securitización S.A.	3,188	5,000
Latin American Econetworks N.V.	-	5,099
IRSA Telecomunicaciones N.V.	1,396	1,061
Banco Hipotecario S.A.	8,321	16,866
IRSA I Trust Exchangeable Certificate Class B	1,019	-
IRSA I Trust Exchangeable Certificate Class C	1,632	-
IRSA I Trust Exchangeable Certificate Class D	9,733	-
Art work	17	17
Other investments	6	-
	254,922	272,273
Undeveloped parcels of land:		
Santa María del Plata	56,558	56,039
Puerto Retiro	21,166	21,093
Pereiraola	9,918	9,867
Argentine Realty S.A.	1,884	2,005
Buenos Aires Realty S.A.	1,821	1,935
Buenos Aires Trade and Finance Center S.A.	1,542	1,640
Torres Jardín IV	1,379	1,379
Other parcels of undeveloped land	1,408	1,408
	95,676	95,366
	350,598	367,639

NOTE 8: FIXED ASSETS

The breakdown for this item is as follows:

	December 31, 2001	December 31, 2000
Hotels		
Hotel Libertador	19,543	20,931
Hotel Intercontinental	31,193	32,938
	50,736	53,869
Office buildings		
Intercontinental Plaza	32,789	33,484
Libertador 498	24,409	24,837
Maipú 1300	21,620	21,946
Madero 1020	9,355	10,489
Reconquista 823	9,772	9,952
Laminar Plaza	14,771	15,000
Edificios costeros (Dique II)	12,257	12,358
Alto Palermo Plaza	2,030	1,559
Suipacha 652	6,593	6,725
Costeros Dique IV	10,546	-
Other	8,346	8,613
	152,488	144,963
Commercial real estate		
Florida 291	-	5,236
Av. Santa Fe 1588	-	3,850
Rivadavia 2243	-	3,787
Constitución 1111	2,757	3,789
Other	696	1,532
	3,453	18,194
Other fixed assets		
Abril	1,203	1,214
Alto Palermo Park	1,387	1,727
Thames	2,120	2,365
Other	1,464	3,297
	6,174	8,603
	212,851	225,629

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the unaudited consolidated financial statements (Continued)

NOTE 9: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

		December 31, 2001		December 31, 2000	
		Current	Non-Current	Current	Non-current
Intercompany		-	-	216	4,383
Bank debts	(1)	128,304	12,467	75,714	80,577
Accrued interest – bank loans	(1)	873	-	2,198	-
Commercial paper		-	-	23,272	-
Negotiable obligations 2001 – principal amount		43,500	-	43,500	-
Negotiable obligations 2001 – accrued interest		220	-	184	-
Other		24,671	-	7	-
		197,568	12,467	145,091	84,960

The detail of the issuance of Negotiable obligations and bank debts is described in note 6 of the unaudited financial statements.

(1) Includes current US$ 1,3 million and non-current US$ 9,9 million, guaranteed with real estate assets of Hoteles Argentinos S.A., which book value amounts to US$ 15,4 million at December 31, 2001.

NOTE 10: OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2001		December 31, 2000	
	Current	Non-Current	Current	Non-Current
Seller financing	750	725	758	1.450
Intercompany	6,570	-	55	-
Lessee deposits	779	1,638	785	1.746
Pending settlements for sales of plots	1,121	-	584	-
Provision for discounts	33	-	36	-
Sundry creditors	-	-	139	-
Fees payable	8	-	97	-
Provision for lawsuits and contingencies	138	167	102	822
Operation pending settlement	4,004		-	-
Directors' deposits	-	8	-	8
Other	1,606	423	599	335
	15,009	2,961	3.155	4.361

NOTE 11: RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

The breakdown for this item is as follows:

		December 31, 2001	December 31, 2000
Results from transactions related to shares of real estate companies		88	(315)
Loss from holding of real estate assets		(2,179)	(224)
	(1	(2,091)	(539)

(1) This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

NOTE 12: FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	December 31, 2001	December 31, 2000
Financial results generated by assets:		
Interest income	1,033	2,240
(Loss)/Gain on financial operations	(32,497)	(6,226)
Exchange loss	1,476	(1,774)
Gain on exposure to inflation - foreign investments	3,465	11,478
Discounts granted	(135)	(154)
Other	-	311
	(26,658)	5,875
Financial results generated by liabilities:		
Loss on exposure to inflation - foreign investments	(1,567)	(5,632)
Exchange loss	(164)	(2,044)
Discounts	5	5
Financial expenses	(32,014)	(25,714)
	(33,740)	(33,385)
Financial results, net	(60,398)	(27,510)

NOTE 13: STATEMENTS OF INCOME

The statements of income have been prepared following the guidelines of Technical Resolution No. 4 of the F.A.C.P.C.E.:

	December 31, 2001	December 31, 2001
Mortgages, leases and services	32,781	49,668
Cost of sales, leases and services	(15,441)	(25,284)
Gross income	17,340	24,384
Selling expenses	(2,069)	(3,460)
Administrative Expenses	(7,702)	(10,182)
Subtotal	(9,771)	(13,642)
Loss from operations and holding of real estate assets	(2,091)	(557)
Operating income	5,478	10,185
Financial results, net	(44,005)	(22,162)
Equity in earnings of affiliated companies	(12,918)	3,868
Other income and (expenses), net	(1,337)	(1,345)
Subtotal	(52,782)	(9,454)
Minority interest	(519)	(629)
Income tax and asset tax	(1,494)	(147)
Loss for the period	(54,795)	(10,230)

NOTE 14: RESTRICTED ASSETS

On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Federal Government, through the Ministry of Defense, with the purpose of requiring the extension of the bankruptcy of *Inversora Dársena Norte S.A.* ("Indarsa"). Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from *Tandanor S.A.* ("Tandanor").

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

In June 1993, Tandanor sold the plot of land near Puerto Madero denominated *"Planta 1"* to Puerto Retiro S.A.

NOTE 14: RESTRICTED ASSETS (Continued)

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff's claim shall be rejected by the courts.

NOTE 15: REDUCTION OF CAPITAL STOCK OF IRSA INTERNATIONAL LIMITED AND RITELCO S.A.

On December 22, 2000, the shareholders of IRSA International Limited decided to redeem shares and retained earnings in that company for US$ 59,260. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 58,727. These reductions are pending of approval from the respective control authorities.

On March 7, 2001, the shareholders of IRSA International Limited decided to redeem shares for US$ 4,370. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 4,560. Both decisions are pending of approval from the respective control authorities.

During the period ended September 30, 2001, the shareholders of IRSA International Limited decided to redeem shares and retained earnings for US$ 12,464. The decision is pending of approval from the respective control authorities.

NOTE 16: IRSA INTERNATIONAL LIMITED INVESTMENT´S IN IRSA TELECOMUNICACIONES N.V.

On August 14, 2000, the Company acquired IRSA Telecomunicaciones N.V., a company incorporated under the laws of Netherlands Antilles, which is engaged in the acquisition of companies engaged in telecommunications, e-mail services and internet, local or internationally. As of December 31, 2000, and pursuant an agreement between the Company and third parties, IRSA International Limited owns a direct and indirect 62.516% interest of the above mentioned Company.

On December 27, 2000, IRSA Telecomunicaciones NV, IRSA Inversiones y Representaciones S.A., Quantum Industrial Partners LDC ("QIP") and SFM Domestic Investment LLC (collectively with QIP, the "investors"), suscribed an agreement with the purpose to make an irrevocable contribution in IRSA Telecomunicaciones NV of US$ 4,000 in order to subscribe 1,751,453 shares of common stock. The aforementioned amount was finally paid-in on February 8, 2001.

Consequently, and as of December 31, 2001, IRSA International Limited owns a direct and indirect 49.355% interest of IRSA Telecomunicaciones NV. This company owns, in time, a 99.99% interest of Alternativa Gratis S.A. and a 99.99% of Red Alternativa S.A.

In connection with the transaction above mentioned, an irrevocable option was granted to the investors to subscribe 2,627,179 additional shares for a total consideration of US$ 6,000 which may be exercised within a period of 5 years from the date of subscription.

NOTE 17: SIGNIFICANT TRANSACTIONS UNDERTAKEN DURING THE PERIOD

Agreement with Pecom Energía S.A.

On July 13, 2001, the Company, together with Alto Palermo S.A., Palermo Invest S.A. and IRSA International Limited, signed an agreement with Pecom Energía S.A. (formerly Perez Companc S.A.) in which the parties aggred upon the termination of all pending claims regarding the acquisition of old Alto Palermo S.A. Palermo Invest S.A. received US$ 7,550 as final compensation price.

NOTE 17: SIGNIFICANT TRANSACTIONS UNDERTAKEN DURING THE PERIOD (Continued)

Loan from Cyrela Capital Management Ltd.

On August 29, 2001 Ritelco S.A. (a wholly owned subsidiary of IRSA International Limited) obtained a loan from Cyrela Capital Management Ltd. for US$ 10,000. This loan is payable on June 5, 2002 and accrues interest at 12% annually.
This loan was secured by pledging shares of Brazil Realty S.A. with a book value of US$ 23,497 at December 31, 2001. The accrued interest amount US$ 408 at December 31, 2001.

Investments pledged as collateral

During present period and consequently of the realization of pledge transactions, Ritelco S.A. has pledged as collateral with own shares of Banco Hipotecario S.A. and Alto Palermo S.A., and with Bocon PRO 1 bonds of IRSA for US$ 5,888, US$ 3,619 and US$ 87, respectively, regarding a liability of US$ 4,003.

Sale of the investment in Latin American Econetworks N.V.

On November 7, 2001, IRSA International Limited sold its interest in Latin American Econetworks N.V. for a total consideration of US$ 5,250. The price was fully collected on that date.

NOTE 18: SETTING UP OF A FINANCIAL TRUST FOR THE SECURITIZATION OF RECEIVABLES OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

NOTE 18: SETTING UP OF A FINANCIAL TRUST FOR THE SECURITIZATION OF RECEIVABLES OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A. (Continued)

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A., parties of the first part (hereinafter the "Trustors") and Banco Sudameris Argentina S.A., party of the second part (hereinafter the "Trustee"), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

- Class A Participation Certificates ("CPA"): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day.
- Class B Participation Certificates ("CPB"): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

NOTE 18: SETTING UP OF A FINANCIAL TRUST FOR THE SECURITIZATION OF RECEIVABLES OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A. (Continued)

- Class C Participation Certificates ("CPC"): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class' principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.
- Class D Participation Certificates ("CPD"): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

On November 2, 2001, the Trustee has advanced to the Trustor as firm pre-subscription, an amount equivalent to US$ 10.000.000 in the same nominal value of the Exchangeable Class A Participation Certificates, which have been taken as an advance for the price for placing in the market Definitive Certificates of the same Class. The Trustee has taken at its exclusive responsibility the risk of placing the Definitive Class A Trust Values, which are the purpose of the Trust.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002. At December 31, 2001, the Trustors held Exchangeable Class B, C and D Participation Certificates, which will give them the right to exchange them by Definitive Trust Values of the same class.

At December 31, 2001, the Exchangeable Class B, C and D Participation Certificates amounted to thousand $ 9,926 in IRSA, thousand $ 1,251 in Inversora Bolívar S.A., and thousand $ 1,207 in Baldovinos S.A.

NOTE 19: CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

On November 9, 2001, IRSA Inversiones y Representaciones S.A. ("the Company") and GSEM/AP Holdings L.P. ("GSEM") entered into a first amendment to the Shareholders' Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

a) The capital reduction of Palermo Invest S.A. by thousand $ 37,169.

b) The unanimous approval of Palermo Invest S.A.'s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable.

c) The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called "IRSA Dividend Right"), in such a way that GSEM will have the right to collect all the dividends that may be approved (called "GSEM Dividend Right"), with the scope defined in point g).

d) The Company's obligation to pay a total amount of thousand US$ 13,135 to GSEM (called "GSEM Credit"), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

e) The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA's shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA's shares. Upon the Company's total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

NOTE 19: CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A. (Continued)

f) GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

g) Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right .

At the date of these financial statements: a) the first installment regarding the Company's payment obligation with GSEM mentioned in point d), which was due on January 31, 2002, is still outstanding, and b) the first installment for the Palermo Invest S.A. dividends mentioned in point b), which was due on January 31, 2002, is still outstanding.

Name of the Company: **IRSA Inversiones y Representaciones Sociedad Anónima**

Corporate domicile: Bolívar 108 1° Floor - Federal Capital

Principal activity: Real estate investment and development

Financial Statements for the six-month periods
ended as of December 31, 2001
compared with the same period of the previous year
Stated in thousands of pesos
Fiscal year No. 59 beginning July 1°, 2001

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws: June 25, 1943

Of last amendment: July 2, 1999

Registration number with the
Superintendence of Corporations: 4,337

Duration of the Company: Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 11)			
		In thousands of pesos	
Type of stock	Authorized for Public Offer of Shares	Subscribed	Paid up
Common stock,1 vote each	211,999,273	212,000	212,000
Treasury stock	(4,587,285)	(4,588)	(4,588)
	207,411,988	207,412	207,412

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2001 and 2000

In thousands of pesos

	December 31, 2001 (Notes 1 and 2)	December 31, 2000 (Notes 1 and 2)
ASSETS		
CURRENT ASSETS		
Cash and banks (Schedule G)	2,735	1,157
Investments (Schedules C, D and G)	7,082	30,633
Mortgages and leases receivables (Note 3 – Schedule G)	7,894	16,162
Other receivables (Note 4 – Schedule G)	55,121	41,650
Inventory (Note 5)	3,400	19,220
Total Current Assets	76,232	108,822
NON-CURRENT ASSETS		
Mortgages receivables (Note 3 - Schedule G)	3,238	18,378
Other receivables (Note 4 - Schedule G)	12,315	11,803
Inventory (Note 5)	14,158	135
Investments (Schedules C, D and G)	394,132	472,777
Fixed assets (Schedule A)	122,442	131,218
Intangible assets (Schedule B)	1,392	4,341
Total Non-Current Assets	547,677	638,652
Total Assets	623,909	747,474

	December 31, 2001 (Notes 1 and 2)	December 31, 2000 (Notes 1 and 2)
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable (Schedule G)	1,188	1,510
Notes payable (Schedule G)	-	-
Customer advances (Schedule G)	1,226	1,095
Salaries and social security charges	147	631
Short and long term debt (Note 6 - Schedule G)	175,217	143,878
Taxes payable	3,023	3,126
Other liabilities (Note 7 – Schedule G)	4,916	2,099
Total Current Liabilities	185,717	152,339
NON-CURRENT LIABILITIES		
Trade accounts payable (Schedule G)	175	207
Short and long term debt (Note 6 - Schedule G) Schedule	-	80,000
Customer advances (Schedule G)	-	235
Taxes payable	-	-
Other liabilities (Note 7 - Schedule G)	2,047	2,752
Total Non-Current Liabilities	2,222	83,194
Total Liabilities	187,939	235,533
SHAREHOLDERS 'EQUITY (As per relevant statement)	435,970	511,941
Total Liabilities and Shareholders' Equity	623,909	747,474

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000

In thousands of pesos

	December 31, 2001 (Notes 1 and 2)	December 31, 2000 (Notes 1 and 2)
Mortgages, leases and services	15,359	24,611
Cost of sales, leases and services (Schedule F)	(8,097)	(11,633)
Gross income	7,262	12,978
Selling expenses (Schedule H)	(565)	(1,236)
Administrative expenses (Schedule H)	(3,815)	(5,728)
Subtotal	(4,380)	(6,964)
Loss from operations and holding of real estate assets (Schedule F)	(2,179)	(188)
Operating income	703	5,826
Financial results, net (Note 8)	(27,178)	(14,175)
Equity in earnings of controlled and affiliated companies (Nota 10 c.)	(26,817)	(1,551)
Other income and expenses,net (Note 9)	(561)	(1,365)
Loss before taxes	(53,853)	(11,265)
Income tax and asset tax (Note 2.h)	(942)	1,035
Loss for the period	(54,795)	(10,230)

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders' Equity

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000

In thousands of pesos

Items	Shareholders' contributions						Reserved Earnings			
	Common Stock (Note 11)	Treasury stock (Note 11)	Inflation adjustment of common stock	Inflation adjustment of treasury stock	Additional paid-in-capital	Total	Legal reserve	Retained earnings	Total as of December 31, 2001	Total as of December 31, 2000
Balances as of beginning of the year	207,412	4,588	9,056	201	259,057	480,314	8,846	1,605	490,765	562,528
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	(40,357)
Net loss for the period	-	-	-	-	-	-	-	(54,795)	(54,795)	(10,230)
Balances as of 31.12.01	207,412	4,588	9,056	201	259,057	480,314	8,846	(53,190)	435,970	-
Balances as of 31.12.00	207,858	4,141	9,076	181	259,058	480,314	8,845	22,782	-	511,941

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000
In thousands of pesos

	December 31, 2001 (Notes 1 and 2)	December 31, 2000 (Notes 1 and 2)
CASH FLOWS FROM OPERATING ACITIVITES:		
Loss for the period	(54,795)	(10,230)
Adjustments to reconcile net loss to cash flow from operating activities:		
• Equity in earnings of affiliated companies	26,817	1,292
• Write-down of inventories	2,179	188
• Allowances and provisions	23	144
• Amortization and depreciation	3,423	2,440
• Financial results	7,089	465
• Income tax	942	(1,035)
Changes in Assets and liabilities:		
• Decrease (Increase) in current investments	4,158	(64)
• Decrease in mortgages and leases receivables	15,026	5,343
• Increase in other receivables	(11,810)	(21,840)
• Decrease in inventory	4,736	7,661
• Decrease in intangible assets	80	120
• Increase (Decrease) in taxes payable, salaries and social security and customer advances	1,225	(3,222)
• (Decrease) Increase in accounts and notes payable	(375)	455
• Increase in accrued interest	11,826	12,182
• Cash dividends received	703	-
• Increase (Decrease) in other liabilities	2,093	(1,790)
Net cash (used in) provided by operating activities	13,340	(7,891)
CASH FLOWS FROM INVESTING ACTIVITIES:		
• Payment for acquisition of subsidiary companies and equity investees	38,399	58,765
• Payment for acquisition of undeveloped parcels of land	(202)	(79)
• Purchase and improvements of fixed assets	(9,482)	(633)
• Cash acquired from Home Financing, Santa María del Plata and Sociedad del Dique mergers	121	40
Net cash provided by investing activities	28,836	58,093
CASH FLOWS FROM FINANCING ACTIVITIES:		
• Purchase of treasury stock	-	(40,357)
• Intercompany loans	(29,565)	-
• Proceeds from loans	53,781	114,119
• Payment of loans	(64,724)	(86,950)
• Increase in intangible assets	(1,320)	(1,844)
• Payment of seller financing	(903)	(7,783)
Net cash used in financing activities	(42,731)	(22,815)
Net (decrease) increase in cash and cash equivalents	(555)	27,387
Cash and cash equivalents as of beginning of year	3,817	3,153
Cash and cash equivalents as of end of period	3,262	30,540

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000
In thousands of pesos

	December 31, 2001 (Notes 1 and 2)	December 31, 2000 (Notes 1 and 2)
Supplemental cash flow information		
Non-cash activities:		
• Increase in inventory through a decrease in fixed assets	7,620	1,696
• Increase in intangible assets through a decrease in inventory	-	305
• Assets acquired from mergers	144	28,435
• Increase in non-current investments through a decrease in accounts receivable	21,307	-
• Increase in non current investments through a decrease in mortgage receivables	10,648	-
• Increase in other receivables through a decrease in receivables	1,259	-

Marcos Marcelo Mindlin
Vice-President
in charge of Presidency

NOTE 1: BASIS FOR THE PRESENTATION

In compliance with the provisions of Resolution No. 368/01 and 372/01 of the Argentine Securities Commission, these financial statements are stated in thousands of Argentine pesos and have been prepared in line with the valuation and disclosure criteria contained in Technical Resolutions No. 4, 5, 6, 8, 9, 10, 12 and 13 of the Argentine Federation of Professional Councils of Economic Sciences (the "FACPCE"), and according to the provisions of the aforementioned Resolutions.

In compliance with Resolution No. 272/95 of the Argentine Securities Commission, the practice of adjusting financial statements for inflation has been discontinued as from September 1, 1995 and, therefore, they contain no further inflation adjustments.

These financial statements include the effect of the Company's merger with a) Home Financing S.A. effective July 1, 2001 and b) Sociedad del Dique S.A. and Santa María del Plata S.A. effective July 1, 2000, as described in Note 13 and 14.

These interim financial statements are unaudited. In the opinion of management however, they include all the necessary adjustments, necessary for a fair presentation of the results of such interim periods.

The present unaudited financial statements must be readen condiderating the circumstances mentioned in note 1 to the unaudited consolidated financial statements.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed by the Company in the preparation of the financial statements, which have been applied consistently with respect to the previous year.

a. Investments

a.1. Current investments

Shares are carried at period-end quoted price, net of estimated selling expenses.

Commercial bonds are carried at period-end quoted price, net of estimated selling expenses.

Time deposits are carried at face value plus accrued interest as of end of period

NOTE 2: (Continued)

Investments in mutual funds are carried at period-end quoted price.

a.2. Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E.

The value paid for the purchase of shares in controlled and affiliated companies over or under their equity value at the date of acquisition, was allocated to the real estate owned by such companies, up to their current value, and the remainder, if any, was recognized as positive or negative goodwill, which is amortized over ten years.

The consolidated financial statements as of December 31, 2001 of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries, IRSA International Limited, Abril S.A., Pereiraola S.A., Baldovinos S.A., Palermo Invest. S.A. and Hoteles Argentinos S.A. are presented as supplementary information.

a.3. Plots of land

Real estate purchased and not subject to a final project by the Board of Directors is classified as non-current investments within this caption.

Real estate purchased as plots of land have been valued as follows:

- Properties acquired up to August 31, 1995 are carried at acquisition cost adjusted for inflation as of that date.
- Properties acquired after August, 31, 1995 are carried at acquisition cost.

Their value does not, in the aggregate, exceed its estimated recovery value.

b. Inventory

Real estate acquired for development and further sale is classified as real estate for sale and has been valued as follows:

- Properties acquired up to August 31, 1995 are carried at acquisition cost adjusted for inflation as of such date.
- Properties acquired after August 31, 1995 are carried at acquisition cost.

NOTE 2: (Continued)

Development properties have been valued at their respective construction costs.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion. No interest costs were capitalized for the periods ended December 31, 2001 and 2000.

The net carrying value of properties for sale in the aggregate, does not exceed their estimated realizable value.

Properties for sale are classified as current or non-current, based on the estimated date of sale and the time when the related receivables are expected to be collected.

c. Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

Fixed assets have been valued as follows:

- Fixed assets acquired up to August 31, 1995 are carried at acquisition cost, restated at such date, net of accumulated depreciation at period end.

- Fixed assets acquired after August 31, 1995, are carried at acquisition cost, net of accumulated depreciation at period end.

The value of the fixed assets, in the aggregate, does not exceed their estimated recovery value.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets.

No interest costs were capitalized for the periods ended December 31, 2001 and 2000.

d. Intangible assets

Intangible assets have been valued as follows:

NOTE 2: (Continued)

- Expenses incurred up to August 31, 1995 are carried at their restated cost at that date, net of accumulated amortization at period end.

- Expenses incurred after August 31, 1995 are carried at their cost in current currency for the relevant month, net of accumulated amortization at period end.

- Intangible assets related to the issuance of negotiable obligations and the obtainment of loans are amortized over the term established for their redemption or payment. When such securities are purchased, they are amortized on a pro-rata basis. Development property expenses are amortized based on the percentage of evolution of the related sales.

e. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

f. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

g. Shareholders' equity

The opening balances and account activity are stated in currency values of the relevant months.

h. Results for the period

The results for the period are shown as follows:

- Income and expenses items are stated in the currency values of the relevant month.

- Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

- Financial gains and losses are included in Note 8, broken down to show those generated by assets and by liabilities.

NOTE 2: (Continued)

- Income/(loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company's equity interest to the income/(loss) of such companies.

- The Company determines the income tax charge by applying the 35% rate in force to the estimated taxable profit, without considering the effect of temporary differences between the accounting and taxable net income or loss.

  During the year ended June 30, 1999, Law 25,063 set out the asset tax for four fiscal years. This tax supplements the income tax, because while the latter is levied on the taxable income for the year, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company's tax liability is the higher of both taxes.

  Durind the previous year, Law 25,360 modified Law 25,063 by extending the term of application from four fiscal years to ten fiscal years.

  Any excess of the asset tax over and above the income tax in a given fiscal year may be considered as a payment on account of the income tax to be generated in the next four years (in excess of the asset tax).

  As of December 31, 2001 the Company has estimated the applicable asset tax and has reflected the portion it estimates it will be able to offset in future years in line with the rules in force under other (current and non-current) receivables, charging the remaining portion to income currently.

i. Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these financial statements.

The interim result for the period ended December 31, 2001, is not necessarily indicative of results for the full financial year.

NOTE 2: (Continued)

j. Revenue recognition

j.1. Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1. the sale has been consummated;
2. there is sufficient evidence to demonstrate the buyer's ability and commitment to pay for the property;
3. the Company's receivable is not subject to future subordination; and
4. the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company's management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

j.2. Leases

Revenues from leases are recognized over the life of the related lease contracts. All revenues are presented net of taxes levied on sales.

NOTE 3: MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2001		December 31, 2000	
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	4,133	3,103	11,216	17,242
Debtors under legal proceedings	1,507	-	4,691	-
Intercompany (Note 10 a.)	3,009	135	1,137	1,136
Less:				
Allowance for doubtful accounts (Schedule E)	(755)	-	(882)	-
	7,894	3,238	16,162	18,378

As of December 31, 2001, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4: OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2001		December 31, 2000	
	Current	Non-current	Current	Non-current
Income tax prepayments and withholdings	4	-	112	-
Asset tax (Note 2 h.)	1,885	12,115	1,565	10,358
Value Added Tax (VAT)	121	-	278	-
C.N. Hacoaj Project	593	-	691	-
Intercompany (Note 10 a.)	47,929	-	37,021	-
Services to be billed	51	-	62	-
Guarantee deposits	-	38	-	38
Expenses to recover	241	-	288	-
Personnel loans and prepayments	205	162	456	1,407
Operating pending settlement	1,619	-	196	-
Notes receivable	301	-	301	-
Administration fund	283	-	-	-
Tax on debits and credits	53	-	-	-
Trust accounts receivable	1,028	-	-	-
Other	808	-	680	-
	55,121	12,315	41,650	11,803

NOTE 5: **INVENTORY**

The breakdown for this item is as follows:

	December 31, 2001		December 31, 2000	
	Current	Non-current	Current	Non-current
Real estate for sale	3,400	14,158	19,220	135
	3,400	14,158	19,220	135

NOTE 6: **SHORT AND LONG TERM DEBT**

The breakdown for this item is as follows:

		December 31, 2001		December 31, 2000	
		Current	Non-current	Current	Non-current
Bank loans	(1)	116,377	-	74,724	80,000
Accrued interest – bank loans		857	-	2,198	-
Commercial paper	(2)	-	-	23,272	-
Negotiable Obligations – 2001– principal amount (3)		43,500	-	43,500	-
Negotiable Obligations – 2001 –accrued interest (3)		220		184	-
Other		14,263	-	-	-
		175,217	-	143,878	80,000

(1) In October 2001, the Company obtained a short-term loan granted by Banco de Galicia y Buenos Aires S.A. for US$ 7,000 payable over 12 months. Interest is payable on quarterly basis at a variable rate.

In May 2000, the Company obtained a syndicated loan of US$ 80,000 from BankBoston (leader of a syndicate of banks), payable over twenty-four months and accruing interest at a variable rate. Interest is payable on quarterly basis.

The terms of the loans require the Company to conform to certain financial ratios and conditions, certain indebtedness ratios and amounts, and also restrict some investments, payments, the obtainment of new loans and the sale of some assets and other equity investments.

At December 31, 2001, as a result of current events, the Company was unable to fulfill certain restrictive financial covenants required under the loan agreement. This qualifies the agent bank or the majority of lending banks to declare the loan past due and payable, by serving a prior, due and proper notice to the Company. The Board of Directors of the Company requested considering a proposal to amend the financial covenants required and a dispensation for its failure to comply with some of the above covenants after September 2001, all of which is pending resolution at the date of these financial statements.

NOTE 6: SHORT AND LONG TERM DEBT (Continued)

Additionally, as at December 31, 2001 the subsidiary Alto Palermo S.A. ("APSA") was unable to fulfill certain financial ratios required in connection with its indebtedness which qualifies the holders to request the early settlement of the principal and accrued interest, the agent bank or the majority of lending banks may declare the loan past due and payable by serving a prior and written notice to the Company. Additionally, the securities holders may execute the guarantees on the shares representing the share capital of Shopping Alto Palermo S.A.
See Note 15.
This line also includes other debts for thousands of US$ 29,008 and thousands of $ 369.

(2) At December 31, 2001 all the negotiable obligations were settled.

(3) On December 18, 2000, the Board of Directors of the Company approved the issuance of Class 02 negotiable obligations for a total amount of thousands of US$ 43,500, in certificates for US$ 10,000 and multiples of US$ 1,000.
The net funds arising from the above negotiable obligations were used to settle the loan from Banca Nazionale del Lavoro for thousands of US$ 21,763, HSBC for thousands of US$ 14,838 and Banco Sudameris for thousands of US$ 6,449.
The securities will be fully settled 365 days after the date of issuance, i.e., on December 20, 2001 and they accrue a variable interest payable quarterly in arrears.
At December 31, 2001, as a result of current events, the Company was unable to fulfill certain financial ratios required under the Trust Agreement signed in connection with the issuance of the negotiable obligations. If this circumstance is not remedied within 30 days, the trustee or the holders of at least 25% of the principal of the negotiable obligations outstanding, are qualified to declare them due and payable after sending a written notice to the Company. The Board of Directors of the Company, on the understanding that the issue described above does not imply that the Company is unable to face its obligations on a regular manner, but that it is a direct consequence of the general economic situation, called for an Extraordinary Meeting of Negotiable Obligation Holders to be held on January 31, 2002.
See Note 15.

NOTE 7: OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2001		December 31, 2000	
	Current	Non-current	Current	Non-current
Seller financing	738	725	746	1,450
Intercompany (Note 10 a.)	3,074	-	45	-
Lessee deposits	589	1,314	656	1,294
Provision for discounts (Schedule E)	11	-	12	-
Provision for lawsuits (Schedule E)	60	-	2	-
Fees payable	8	-	97	-
Expenses recoverable by billing	351	-	272	-
Directors' deposits	-	8	-	8
Sundry creditors	-	-	139	-
Collections on behalf of third parties	84	-	126	-
Other	1	-	4	-
	4,916	2,047	2,099	2,752

NOTE 8: FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	December 31, 2001	December 31, 2000
Financial results generated by assets:		
Interest income	75	990
(Loss)/gain on financial operations	(14,973)	148
	(14,898)	1,138
Financial results generated by liabilities:		
Exchange loss	(4)	(18)
Financial expenses (Schedule H)	(12,276)	(15,295)
	(12,280)	(15,313)
Financial results, net	(21,178)	(14,175)

NOTE 9: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2001	December 31, 2000
Other income:		
Other	194	-
	194	-
Other expenses:		
Unrecoverable VAT	(302)	(700)
Donations	(26)	(628)
Debit and credit tax	(342)	-
Other expenses	(79)	(37)
Other	(6)	-
	(755)	(1,365)
Total other income and expenses, net	(561)	(1,365)

NOTE 10: BALANCES AND TRANSACTIONS WITH INTERCOMPANY

a. The balances as of December 31, 2001 and 2000 with controlled, affiliated and related companies are as follows:

	December 31, 2001	December 31, 2000
Abril S.A.		
Current mortgages and leases receivables	-	-
Other current receivables	878	2,987
Baldovinos S.A.		
Current mortgages and leases receivables	1,795	619
Non-current mortgages receivables	135	1,136
Other current liabilities	10	45
Hoteles Argentinos S.A.		
Current mortgages and leases receivables	6	-
Other current receivables	-	9,751
Current accounts payable	17	-
Inversora Bolívar S.A.		
Current mortgages and leases receivables	6	-
Other current receivables	322	301
Current accounts payable	-	58
Alto Palermo S.A.		
Current mortgages and leases receivables	911	110
Other current receivables	28,637	29
Current accounts payable	102	-
Red Alternativa S.A.		
Current mortgages and leases receivables	10	59
Other current receivables	-	5
Alternativa Gratis S.A.		
Current mortgages and leases receivables	50	77
Other current receivables	-	2
Banco Hipotecario S.A.		
Current mortgages and leases receivables	-	14
Current investments	239	516
Banco de Crédito y Securitización S.A		
Non current investments	3,188	5,000
Alto Invest S.A.		
Current mortgages and leases receivables	-	97
Other current receivables	-	2
Dolphin Fund Management S.A.		
Current mortgages and leases receivables	182	12
Other current receivables	-	8
Current accounts payable	17	-

NOTE 10: **BALANCES AND TRANSACTIONS WITH INTERCOMPANY** (Continued)

	December 31, 2001	December 31, 2000
Cresud S.A.		
Current mortgages and leases receivables	14	20
Other current receivables	-	8
Current accounts payable	42	-
Emprendimientos Recoleta S.A.		
Current mortgages and leases receivables	-	7
Other current receivables	-	5
Tarshop Sociedad Anónima		
Current mortgages and leases receivables	2	11
Other current receivables	-	7
Altocity.Com S.A.		
Current mortgages and leases receivables	32	90
Other current receivables	-	9
Latin American Econetworks N.V.		
Current mortgages and leases receivables	-	8
Other current receivables	-	2
Futuros y Opciones S.A.		
Current mortgages and leases receivables	-	7
Other current receivables	-	3
Fibesa S.A.		
Current mortgages and leases receivables	-	5
Other current receivables	-	2
Cactus S.A.		
Current mortgages and leases receivables	-	1
IRSA International Limited		
Other current receivables	-	23,900
Other current liabilities	3,064	-
Palermo Invest		
Current mortgages and leases receivables	13,135	-
Ritelco S.A		
Other current receivables	4,957	-
SAPSA		
Current mortgages and leases receivables	1	-

NOTE 10: BALANCES AND TRANSACTIONS WITH INTERCOMPANY (Continued)

b. Gain/(loss) on controlled, affiliated and related companies during the six-month periods ended December 31, 2001 and 2000 are as follows:

	Year	Sales and service fees	Recovery of expenses	Recupero de gastos	Interest Earned	Interest Lost
Intercompany						
Abril S.A.	2001	36	-	-	-	-
	2000	36	-	-	-	-
Alto Palermo S.A.	2001	-	-	-	3,020	-
	2000	78	-	-	-	-
Inversora Bolívar S.A.	2001	-	-	322	-	-
	2000	-	-	301	-	52
Hoteles Argentinos S.A.	2001	-	-	-	-	-
	2000	-	-	-	788	-
Alto Invest S.A.	2001	-	-	-	-	-
	2000	56	-	-	-	-
Altocity.Com S.A.	2001	-	57	-	-	-
	2000	112	-	-	-	-
Alternativa Gratis S.A.	2001	-	85	-	-	-
	2000	56	-	-	-	-
Palermo Invest S.A	2001	-	-	-	-	35
	2000	-	-	-	-	-
Cresud S.A	2001	-	-	-	176	-
	2000	-	-	-	-	-
Total 2001		36	142	322	3,196	35
Total 2000		338	-	301	788	52

c. The composition of intercompany gain/(loss) is as follows:

	Income (Loss) December 31, 2001	Income (Loss) December 31, 2000
Equity in earnings of controlled and affiliated companies	(26,575)	(1,292)
Amortization of intangible assets and investments	(242)	(259)
	(26,817)	(1,551)

NOTE 11: COMMON STOCK

a. Common stock

As of December 31, 2001, IRSA's capital stock was as follows:

		Approved by		
	Par Value	Body	Date	Date of record with the Public Registry of Commerce
Shares issued for cash	-	First Meeting for IRSA's Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders' Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders' Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders' Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders' Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders' Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders' Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders' Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors' Meeting	05.15.1998	07.02.1999
	212,000			
Treasury Stock	(4,588)			
	207,412			

As of December 31, 2001, the capital stock consisted of 211,999,273 common shares with a par value of $ 1 per share entitled to one vote each.

On October 1, 1998, the Board of Directors set the capital increase amount mentioned above at thousands of $ 21,090, equivalent to 21,090,024 shares of common stock in book entry form, entitled to one vote each and with a par value of $ 1 each, which was approved by the Argentine Securities Commission through Resolution No. 12,751, dated June 24, 1999. The management may not dispose of these shares until June 30, 2005.

The Shareholders' Ordinary and Extraordinary Meeting held on October 19, 2001 approved, among other things, the following:

NOTE 11: COMMON STOCK (Continued)

a. Common stock (Continued)

- To not distribute on a pro rata basis all the Company's purchased shares, and not delegation to the Directors the implementation of this distributions.
- The mergers with Home Financing S.A.
- Approve the duties discharged by the Board of Directors regarding the financial assistance provided to Alto Palermo S.A. (APSA), in connection with the restructuring of the swap contract entered into with Morgan Guarantee Trust, regarding the issuance of APSA's negotiable obligations maturing in 2005.

b. Treasury stock

At December 31, 2001 the Company maintains 4,587,285 shares as Treasury Stock with a face value of $ 1 each, The purchase was done to avoid the significant loss caused by the performance of the Company's shares on the market, which was not consistent with the Company's performance.

Face value of Treasury Stock and its inflation adjustment are separately disclosed in the *Statement of Changes in Shareholders' Equity*.

NOTE 12: ISSUANCE OF NEGOTIABLE OBLIGATIONS

Convertible negotiable obligations (PARCKS)

In accordance with the resolution of the Extraordinary Shareholders' Meeting of the Company held on July 26, 1996, on August 2, 1996 the Company issued Puttable and Redeemable Convertible Knock-Out Securities for US$ 92,000, maturing on August 2, 2003 carrying interest at an annual rate of 4.5%.

During the years ended June 30, 2000 and 1999 the Company repurchased this outstanding convertible negotiable obligations (PARCKS) for a face value of US$ 61,9 millions and US$ 29,9 millions, respectively.

Related with this transactions, the Company registered a loss of $ 1,8 millions and a gain of $ 7,5 millions during the years ended June 30, 2000 and 1999, respectively.

NOTE 13: MERGER AGREEMENTS BETWEEN IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA, SOCIEDAD DEL DIQUE S.A. AND SANTA MARIA DEL PLATA S.A.

On September 29, 2000, Sociedad del Dique S.A. and Santa María del Plata S.A. were merged into IRSA Inversiones y Representaciones Sociedad Anónima according to the merger agreement executed on that date. As a consequence, all assets and liabilities of the merged companies are transferred to IRSA.

As from July 1, 2000, the merged companies continued their business activities under the control of IRSA Inversiones y Representaciones Sociedad Anónima.

The Ordinary Shareholders´meeting held on October 30, 2000 unanimously approved, among others, the Special Balance Sheet for the merger as of June 30, 2000, as well as the merger agreement dated September 29, 2000.

NOTA 14: MERGER AGREEMENTS BETWEEN IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA AND HOME FINANCING S.A.

On September 20, 2001, Home Financing S.A. was merged into IRSA Inversiones y Representaciones Sociedad Anónima according to the merger agreement executed on that date. As a consequence, all assets and liabilities of the merged company are transferred to IRSA, effective July 1, 2001.

As from July 1, 2001, the merged company continued its business activity under the control of IRSA Inversiones y Representaciones Sociedad Anónima.

The Ordinary Shareholders´meeting held on October 19, 2001 unanimously approved, among others, the Special Balance Sheet for the merger as of June 30, 2001, as well as the merger agreement dated September 20, 2001.

NOTE 15: SIGNIFICANT TRANSACTIONS UNDERTAKEN DURING THE PERIOD

a- On June 11, 2001, IRSA Inversiones y Representaciones S.A. and Puerto del Centro S.A. signed an agreement under which IRSA buys 8 office units, 4 shop units, 6 additional units and 45 parking units of the building located at 120 Mariquita Sanchez de Thompson street, in Dique IV, Puerto Madero. The selling price was US$ 11,900 (including US$ 1,729 of VAT). US$ 1,500 were paid on June 11, 2001; additional US$ 500 were paid on August 21, 2001. The outstanding balance was paid off on August 29, 2001 when the deed of sale was signed.

NOTE 15: SIGNIFICANT TRANSACTIONS UNDERTAKEN DURING THE PERIOD (Continued)

b- During present period, and as a consequence of caution operations, the Company has recorded a liability which at December 31, 2001 totals US$ 735. In this connection, the Company collateralized the liability with government bonds issued by República Argentina (PRO1) which market value as of period end amounts $ 983.

c- On December 21, 2001, IRSA Inversiones y Representaciones Sociedad Anónima, Bank of New York and Banco Rio de la Plata S.A. agreed, through the "First Amendment to the Second Supplemental Indenture", to extend the maturity date of the negotiable obligations from December 22, 2001 to January 31, 2002. Additionally, they agreed that during such period, interest would accrue at a new annual interest rate of 13.67%.
Finally, on January 31, 2002, an Extraordinary Meeting was held by Holders of Class 02 Negotiable Obligations for up to a face value of US$ 43,500,000, issued on December 22, 2000 by the Company under the Global Program for the Issuance of Negotiable Obligations for up to a face value of US$ 250,000,000, which unanimously approved the following:

- Capitalizing the interest corresponding to the period from December 22, 2001 to January 31, 2002, and a new extension to their maturity to up to March 27, 2002.

- Establishing a 12% annual fixed rate applicable to the new interest period spanned from January 31, 2002 to March 27, 2002.

d- On July 20, 2001, Alto Palermo S.A. signed a swap contract for a total amount of thousand of US$ 85,000 and secured the transaction with a collateral of thousand of US$ 50,223.
In order to obtain the funds for the collateral, Alto Palermo S.A. signed a loan for consumption with IRSA for a total amount of thousand of US$ 47,210 or an equivalent amount in pesos and/or debt securities. It is planned that this amount will be repaid with own financing or a meeting of shareholders will be summoned to consider the capitalization thereof through the approval of a capital increase. An extraordinary meeting was held on November 15, 2001 by holders of Class A Negotiable Obligations for up to a face value of US$ 40,000,000, issued on January 18, 2001 by the subsidiary Alto Palermo S.A. (hereinafter "APSA"), and an extraordinary meeting was held by holders of Class B Negotiable Obligations for up to a face value of US$ 80,000,000, issued on January 18, 2001 by Shopping Alto Palermo S.A. under the program for the joint or individual issuance of debt securities between Alto Palermo S.A. and Shopping Alto Palermo S.A., which unanimously approved the amendment to the financial commitment assumed, establishing that APSA will maintain, at all times, in a consolidated manner, (i) an Indebtedness Ratio equal to or lower than 4.5. to 1.0, and (ii) an Interest Coverage Ratio which will not be lower than 1.25 to 1.0. However, if the Indebtedness Ratio were to be, at any time, equal to or higher than 4.0 to 1.0 (but lower than 4.5 to 1.0), the Current Debt to Debt ratio will not exceed 40% of APSA's consolidated Debt.

NOTE 15: SIGNIFICANT TRANSACTIONS UNDERTAKEN DURING THE PERIOD (Continued)

Consequently, an Extraordinary Meeting was held in January 2002 by Holders of Class A1 and A2 Negotiable Obligations for up to a face value of US$ 40,000,000, issued on January 18, 2001 by APSA under the program for the joint or individual issuance of debt securities with Alto Palermo S.A. (APSA), which unanimously approved the following points:

a) The postponement of the payment of interest and redemption of securities originally due on January 13, 2002 until March 13, 2002. This postponement is subject to the condition subsequent that IRSA Inversiones y Representaciones Sociedad Anónima and Parque Arauco S.A. execute an agreement with Citibank N.A., as Administrative Agent of the securities, by which the rights of IRSA or Parque Arauco to collect the principal due on the mutuum agreements executed with them, are subordinated to the payment of principal and interest of Class A-1, A-2 and B1 securities for a face value of US$ 80,000,000 falling due in 2005 and which were issued together with Shopping Alto Palermo S.A. and to the prior payment of principal and interest of the short-term Financial Debt.

b) The acceptance of US$ 666,667 in part payment of interest that fell due on January 13, 2002.

c) Amendment of the events of default and dates of payment of principal and interest of the "Terms and Conditions of the Securities", in view of the above points a) and b).

At December 31, 2001, as a result of current events, APSA was unable to fulfill certain restrictive financial covenants required under the Trust Agreement signed in connection with the issuance of the negotiable obligations. If this circumstance is not remedied within 15 days as from the date APSA is notified of it, as provided in the prospectus, or as from the notice served by the Administrative Agent or the holders of at least 25% of the principal of the negotiable obligations outstanding, the negotiable obligation holders of at least 51% of the principal of the negotiable obligations are qualified to request the early settlement of the principal and accrued interest. Additionally, as the negotiable obligations are secured by the trust assignment in benefit of the negotiable obligation holders of 100% of the shares representing the share capital of Shopping Alto Palermo S.A., the negotiable obligation holders may execute such guarantee. The Board of Directors of APSA called for an Extraordinary Meeting of Negotiable Obligation Holders for February 18, 2002 to propose adjusting certain ratios of the financial indices and a dispensation for not having complied with the above indices.

NOTE 16: RESTRICTED ASSETS

- In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

- The Labor Court N° 55 decided the embargo of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

- As indicated in Note 19 e) to the December 31, 2001 unaudited consolidated financial statements, the Company has assigned in trust, under the terms of Law 24.441, in favor of the Trustee (ABN AMRO BANK N.V.) all the shares it owns in Palermo Invest S.A.

NOTE 17: SUBSEQUENT EVENTS

On February 8, 2002, the Board of Directors of the Company resolved to call and Ordinary and Extraordinary Meeting of Shareholders to be held on March 8, 2002, in order to consider the following:

a) Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company ("ONC") for up to a face value of $200,000,000 (two hundred million pesos), for a term of 10 (ten) years, at a fixed interest rate of 6% per annum, payable half-yearly in arrears.
b) Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per $1 (one peso) of ONC face value, paying in cash $1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.
c) Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.
d) Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000

In thousands of pesos

Schedule A

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of the period	Depreciation: Accumulated as of beginning of year	Depreciation: For the period: Deductions And Transfers	Depreciation: For the period: Rate %	Depreciation: For the period: Amount (1)	Depreciation: Accumulated as of period end	Net carrying Value as of December 31, 2001	Net carrying value as of December 31, 2000
Facilities	31	-	-	31	-	-	10	-	-	31	31
Furniture and fixtures	687	-	-	687	631	-	20	48	679	8	68
Computer equipment	1,775	29	-	1,804	1,524	5	33,33	136	1,665	139	214
Leasehold improvements	2,486	41	-	2,527	1,219	-	10	166	1,385	1,142	1,505
Real Estate:											
Alsina 934	808	-	-	808	107	-	2	6	113	695	707
Av. De Mayo 595	3,339	-	-	3,339	444	-	2	30	474	2,865	2,925
Av. Madero 942	2,989	-	-	2,989	330	-	2	24	354	2,635	2,683
Constitución 1111	3,263	-	-	3,263	472	-	2	34	506	2,757	3,789
Costeros Dique IV	1,240	9,378	-	10,618	-	-	2	72	72	10,546	-
Dique 2 M10 (11) Edif. A	9,667	-	-	9,667	143	-	2	66	209	9,458	12,358
Dique 2 M10 (11) Edif. B	2,799	-	-	2,799	-	-	2	-	-	2,799	-
Florida 291	-	-	-	-	-	-	2	-	-	-	5,236
Laminar Plaza	15,316	-	-	15,316	423	-	2	122	545	14,771	15,000
Libertador 498	27,053	8	-	27,061	2,432	-	2	220	2,652	24,409	24,837
Libertador 602	1,588	-	-	1,588	129	-	2	12	141	1,447	1,470
Madero 1020	10,351	-	-	10,351	914	-	2	82	996	9,355	10,489
Maipú 1300	24,005	32	-	24,037	2,225	-	2	192	2,417	21,620	21,946
Montevideo 1975 (Rosario)	-	-	-	-	-	-	2	-	-	-	828
Puerto Madero Dock 5	1,223	-	-	1,223	125	-	2	10	135	1,088	1,111
Reconquista 823	11,242	-	-	11,242	1,380	-	2	90	1,470	9,772	9,952
Rivadavia 2243	4,263	-	(4,263)	-	511	(548)	2	37	-	-	3,787
Rivadavia 2768	180	-	-	180	26	-	2	2	28	152	157
Av. Santa Fe 1588	4,264	-	(4,264)	-	452	(469)	2	17	-	-	3,850
Sarmiento 517	298	-	(115)	183	27	(5)	2	1	23	160	269
Serrano 250	-	-	-	-	-	-	2	-	-	-	1,281
Suipacha 652	7,739	-	-	7,739	1,080	-	2	66	1,146	6,593	6,725
Total as of December 31, 2001	136,606	9,488	(8,642)	137,452	14,594	(1,017)	-	1,433	15,010	122,442	-
Total as of December 31, 2000	146,562	693	(1,950)	145,305	12,704	(223)	-	1,606	14,087	-	131,218

(1) The accounting application of the depreciation for the year is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000

In thousands of pesos

Schedule B

	Values of origin				Amortization					Net carrying value as of	
Items	Balances as of beginning of year	Additions	Deductions	Balances as of end of the period	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Accumulated as of end of the period	December 31, 2001	December 31, 2000
Development property expenses	244	77	(82)	239	-	73	-	7	80	159	394
Bank loan expenses	5,365	1,147	-	6,512	4,097	-	-	1,983	6,080	432	3,051
Exchange expenses	1,290	173	-	1,463	662	-	-	-	662	801	896
Organization expenses	-	14	-	14	-	14	-	-	14	-	-
Total as of December 31, 2001	6,899	1,411	(82)	8,228	4,759	87	-	1,990	6,836	1,392	-
Total as of December 31, 2000	9,920	6,240	(4,211)	11,949	6,774	1,372	(1,372)	834	7,608	-	4,341

(1) The accounting application of the amortization for the period is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies

Unaudited Balance Sheets as of December 31, 2001 and 2000

In thousands of pesos

Schedule C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of December 31, 2001	Value as of December 31, 2000	Issuer's information						(1) Interest in capital stock
							Main Activity	Last financial statement					
								Date	Capital stock (par value)	Income(loss) for the year	Shareholders' equity		
Current Investments													
APSA 2005 bonds	U$S	0.001	-	-	-	723	-	-	-	-	-		-
Telecom Argentina S.A	$	0.001	537,239	0.0018	967	-	-	-	-	-	-		-
Bocon PRO 1	$	0.001	13,174,419	0.0001	983	-							
Banco Hipotecario S.A.	$	0.001	74,111	0.0032	239	516	-	-	-	-	-		-
Patriotic bond	U$S	0.001	1,000,000	0.0010	1,000	-							
Total current investments as of December 31, 2001					3,189	-							
Total current investments as of December 31, 2000					-	1,239							

(1) Not inform because the equity interest is less than 5%.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies

Unaudited Balance Sheets as of December 31, 2001 and 2000

In thousands of pesos

Schedule C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at December 31, 2001	Value Recorded at December 31, 2000	Issuer's information: Main Activity	Last financial statement: Date	Capital ftock (Par value)	Income(loss) for the year	Shareholders' equity	Interest in Capital Stock
Non-current Investments												
Abril S.A.	Common 1 vote	5,000	1,320	-	(7,932)	(6,288)	Building, development and administration of country club	12. 31. 2001	13,200	(1,471)	26,760	50%
	Irrevoc. Contrib.	-	-	-	11,044	10,440						
IRSA International Ltd.	Common 1 vote	0.001	148,265,832	-	193,637	239,567	Investment	12. 31. 2001	148,266	(25,044)	205,460	100%
Pereiraola S.A.	Common 1 vote	0.001	50,000	-	3,592	3,632	Real estate and financing	12. 31. 2001	100	(34)	1,257	50%
	Irrevoc. Contrib.	-	-	-	474	395						
Baldovinos S.A.	Common 1 vote	0.001	6,000	-	(2,286)	(1,055)	Real estate and building	12. 31. 2001	12	(947)	5,285	50%
	Irrevoc. Contrib.	-	-	-	5,234	5,234						
Home Financing S.A.	Common 1 vote	0.001	11,999	-	-	(257)	Mortgages	12. 31. 2001				
	Irrevoc. Contrib.	-	-	-	-	475						
Palermo Invest S.A.	Common 1 vote	0.001	76,949,667	-	60,093	94,419	Investments	12. 31. 2001	78,251	3,402	90,335	66,67%
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,309,273	-	6,985	8,725	Hotel Libertador exploitation	12. 31. 2001	9,887	(1,176)	8,849	79,99%
	Irrevoc. Contrib.				1,120	-						
Alto Palermo S.A. (ex SAMAP)	Common 1 vote	0,001	64,559,510	-	43,245	43,508	Real estate investments	12. 31. 2001	70,000	(21,841)	307,170	10,23%
Buenos Aires Realty S.A.	Common 1 vote	0.001	6,000	-	(155)	17	Real estate investments	12. 31. 2001	12	(343)	3,618	50%
	Irrevoc. Contrib.	-	-	-	1,975	1,918						
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	6,000	-	(138)	8	Real estate investments	12. 31. 2001	12	(294)	3,079	50%
	Irrevoc. Contrib.	-	-	-	1,680	1,632						
Argentine Realty S.A.	Common 1 vote	0.001	6,000	-	(171)	8	Real estate investments	12. 31. 2001	12	(358)	3,764	50%
	Irrevoc. Contrib.	-	-	-	2,055	1,997						
Llao – Llao Resort S.A	Common 1 vote	0.001	5,878,940	-	1,757	5,662	Hotel Llao-Llao exploitation	12. 31. 2001	11,757	(589)	4,798	50%
	Irrevoc. Contrib.				855	305						
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	-	3,188	5,000	Banking	12. 31. 2001	62,500	4,032	67,349	5,10%
Total as of December 31, 2001					326,252	-						
Total as of December 31, 2000					-	415,342						

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of December 31, 2000 and 1999

In thousands of pesos

Schedule D

Items	Value as of December 31, 2001	Value as of December 31, 2000
Current Investments		
Time deposits	152	28,233
Mutual funds	3,741	1,161
Total current investments as of December 31, 2001	3,893	-
Total current investments as of December 31, 2000	-	29,394
Non-current investments		
Undeveloped parcels of land:		
Santa María del Plata	56,558	56,039
Torres Jardín IV	1,379	1,379
Subtotal	57,937	57,418
IRSA I Trust Exhangeable Certificates Class B	817	-
IRSA I Trust Exchangeable Certificates Class C	1,308	-
IRSA I Trust Exchangeable Certificates Class D	7,801	-
Subtotal	9,926	-
Art work	17	17
Total non-current investments as of December 31, 2001	67,880	-
Total non-current investments as of December 31, 2000	-	57,435

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000

In thousands of pesos

Schedule E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of December 31, 2001	Carrying value as of December 31, 2000
Deducted from assets:					
Allowance for doubful accounts	858	17	(120)	755	882
From liabilities:					
Provisions for lawsuits	5	55	-	60	2
Provisions for discounts	11	-	-	11	12
Total as of December 31, 2001	874	72	(120)	826	
Total as of December 31, 2000	386	513	(3)	-	896

(1) The increase in the Allowance for doubful accounts is set forth in Schedule H and the increase in Provision for lawsuits is set forth in Maintenance of building in Cost of properties sold of Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six-month periods
beginning on July 1, 2001 and 2000
and ended December 31, 2001 and 2000

In thousands of pesos

Schedule F

	December 31, 2001	December 31, 2000
I. Cost of sales		
Stock as of beginning of year	16,862	25,813
Plus (less):		
Purchases for the period	4	160
Expenses (Schedule H)	480	496
Transfers to fixed assets	-	-
Transfers from fixed assets	7,620	1,696
Less:		
Reclassification of inventories sold	80	102
Reclassification from expenses for property sold to intangible assets	-	(305)
Stock as of end of the period	(17,558)	(19,355)
Subtotal	7,488	8,607
Plus		
Cost of sales – Abril S.A.	416	936
Results from holding of real estate assets	(2,179)	(188)
Cost of properties sold	5,725	9,355
II. Cost of leases		
Expenses (Schedule H)	1,833	1,740
Cost of properties leased	1,833	1,740
III. Cost of hotel activities		
Stock as of beginning of year	-	-
Purchases of the period	-	-
Expenses (Schedule H)	-	-
Less:	-	
Stock as of end of the period	-	-
Cost of hotel activity	-	-
IV. Cost of fees for services		
Expenses (Schedule H)	539	538
Costo of fees for services	539	538
Total costs	8,097	11,633

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31, 2001 and 2000

In thousands of pesos

Schedule G

Items	Class	Amount	Prevailing exchange rate	Total as of December 31, 2001	Total as of December 31, 2000
Assets					
Current Assets					
Cash and banks:					
Cash	U$S	5,424	0.001 (1)	5	27
Banks	U$S	304,211	0.001 (1)	304	251
Savings accounts	U$S	6,457	0.001 (1)	6	117
Checks to be deposited	U$S	23,961	0.001 (1)	24	82
Investments:					
APSA 2005 bond	U$S	-	0.001 (1)	-	723
Patriotic bond	U$S	1,000,000	0.001 (1)	1,000	-
Time deposits	U$S	152,741	0.001 (1)	152	28,233
Mutual funds	U$S	3,741,331	0.001 (1)	3,741	901
Mortgages and leases receivables	U$S	7,099,023	0.001 (1)	7,099	15,223
Other receivables:					
Intercompany	U$S	39,993,538	0.001 (1)	39,994	33,651
Services to be billed	U$S	51,621	0.001 (1)	51	62
Operation pending settlement	U$S	1,618,916	0.001 (1)	1,619	196
Personnel loans and prepayments	U$S	43,379	0.001 (1)	43	242
IRSA I Trust accounts receivable	U$S	1,028,293		1,028	-
Total Current Assets		55,068,895		55,066	79,708
Non-Current Assets					
Mortgages receivable	U$S	3,238,653	0.001 (1)	3,238	18,378
Other receivables:					
Guarantee deposits	U$S	38,485	0.001 (1)	38	38
Personnel loans and prepayments	U$S	161,027	0.001 (1)	161	1,404
Investments:					
IRSA International Ltd.:					
Shares	U$S	142,265,832	0.001 (1)	142,266	239,567
IRSA I Trust Exchangeable Certificates Class B	U$S	817,036	0.001 (1)	817	-
IRSA I Trust Exchangeable Certificates Class C	U$S	1,308,064	0.001 (1)	1,308	-
IRSA I Trust Exchangeable Certificates Class D	U$S	7,800,819	0.001 (1)	7,801	-
Total Non-current Assets	U$S	155,629,916		155,629	259,387
Total Assets as of December 31, 2001	U$S	210,698,811		210,695	-
Total Assets as of December 31, 2000	U$S	339,095,364		-	339,095
Liabilities					
Current Liabilities					
Accounts payable	U$S	45,641	0.001 (1)	46	32
Customer advances	U$S	1,226,571	0.001 (1)	1,226	1,095
Short and long term debt	U$S	174,848,330	0.001 (1)	174,848	133,878
Other liabilities:					
Debt for purchase of shares	U$S	738,107	0.001 (1)	738	746
Intercompany	U$S	10,000	0.001 (1)	10	45
Guarantee deposits	U$S	588,443	0.001 (1)	589	656
Provisions	U$S	10,554	0.001 (1)	11	12
Collections on behalf of third parties	U$S	83,856	0.001 (1)	84	126
Total Current Liabilities	U$S	177,551,502		177,552	136,590
Non-current Liabilities					
Accounts payable	U$S	174,958	0.001 (1)	175	207
Short and long term debt	U$S	-	0.001 (1)	-	80,000
Customer advances	U$S	-	0.001 (1)	-	235
Other liabilities:					
Debt for purchase of shares	U$S	725,000	0.001 (1)	725	1,450
Guarantee deposits	U$S	1,314,385	0.001 (1)	1,314	1,294
Directors' deposits	U$S	8,000	0.001 (1)	8	8
Total Non-current Liabilities	U$S	2,222,343		2,222	83,194
Total Liabilities as of December 31, 2001	U$S	179,773,845		179,774	-
Total Liabilities as of December 31, 2000	U$S	219,781,664		-	219,784

(1) Official rate of exchange quoted by Banco Nación at December 31, 2001.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the six-month periods

beginning on July 1, 2001 and 2000

and ended December 31, 2001 and 2000

In thousands of pesos

Schedule H

Items	Total as of December 31, 2001	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Expenses: Administration	Expenses: Selling	Expenses: Financing	Total as of December 31, 2000
Directors' fees	304	-	-	-	-	304	-	-	378
Fees and payments for services	604	-	-	-	-	604	-	-	991
Salaries, bonuses and social security charges	1,952	-	-	-	-	1,952	-	-	2,902
Other expenses of personnel administration	7	-				7	-	-	-
Depreciation and amortization	3,423	1,083	-	-	-	350	-	1,990	2,440
Maintenance of buildings	1,484	750	480	-	-	254	-	-	1,506
Utilities and postage	9	-	-	-	-	9	-	-	-
Travel expenses	7	-	-	-	-	7	-	-	72
Advertising and promotion	320	-	-	-	-	31	289	-	303
Fees and expenses for property sold	259	-	-	-	-	-	259	-	837
Local transportation and stationery	45	-	-	-	-	45	-	-	84
Taxes, rates and assessments	9	-	-	-	-	9	-	-	9
Subscriptions and dues	61	-	-	-	-	61	-	-	71
Interest and indexing adjustments	9,650	-	-	-	-	-	-	9,650	14,312
Bank charges	169	-	-	-	-	-	-	169	116
Safety box and stockbroking charges	33	-	-	-	-	23	-	10	78
Doubtful accounts	17	-	-	-	-	-	17	-	144
Insurance	2	-	-	-	-	2	-	-	24
Security	8	-	-	-	-	8	-	-	27
Courses	27	-	-	-	-	27	-	-	48
Lawsuits	42	-	-	-	-	42	-	-	-
Results of fideicomiso	457	-	-	-	-	-	-	457	-
Other	619	-	-	539	-	80	-	-	691
Total as of December 31, 2001	19,508	1,833	480	539	-	3,815	565	12,276	-
Total as of December 31, 2000	-	1,740	496	538	-	5,728	1,236	15,295	25,033

Schedule I

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities as of December 31, 2001 and 2000

In thousands of pesos

	2001				2000			
	Assets		Liabilities		Assets		Liabilities	
	Investments	Receivables	Loans	Other liabilities	Investments	Receivables	Loans	Other liabilities
With no maturity date	6,931	-	-	34	2,400	10,636	-	-
With maturity date								
Due	-	750	-	-	-	3,809	-	113
Total due	-	750	-	-	-	3,809	-	113
Falling due								
Up to three months	41	31,964	81,454	7,853	28,084	-	36,922	4,537
From three to six months	18	28,184	86,763	62	26	-	10,000	443
From six to nine months	20	1,543	-	226	74	-	43,272	54
From nine to twelve months	73	574	7,000	2,324	49	-	53,684	3,314
From one to two years	-	2,151	-	1,242	-	53,725	80,000	1,431
From two to three years	211	4,120	-	597	-	4,494	-	1,357
From three to four years	5,399	2,091	-	86	-	3,466	-	214
From four years on	4,315	7,191	-	297	-	11,863	-	192
Total falling due	10,077	77,818	175,217	12,687	28,233	73,548	223,878	11,542
Total with maturity date	10,077	78,568	175,217	12,687	28,233	77,357	223,878	11,655
Total	17,008	78,568	175,217	12,721	30,633	87,993	223,878	11,655

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

1. None

2. None

3. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of December 31, 2001 is as follows:

Items	December 31, 2001	Without any fixed due date (current)	To mature (point 3 c)				
			March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	Total
Accounts receivables							
Mortgages and leases receivables	750		5,211	838	1,058	37	7,894
Other receivables	-		26,753	27,346	485	537	55,121
Total	750		31,964	28,184	1,543	574	63,015
Liabilities							
Customer advances	-	-	1,226	-	-	-	1,226
Taxes payable	-	-	1,535	-	-	1,488	3,023
Trade accounts payable	-	-	1,156	16	16	-	1,188
Other liabilities	-	34	3,790	46	210	836	4,916
Short and long term debt	-	-	81,454	86,763	-	7,000	175,217
Salaries and social security payable	-	-	147	-	-	-	147
Total	-	34	89,308	86,825	226	9,324	185,717

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

3. (Continued)

Stated in thousands of pesos

Items	Without any fixed due date (non-current)	To mature (point 3 c) December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
Accounts receivables										
Mortgages and leases receivables		242	2,209	180	155	118	78	69	65	58
Other receivables		1,909	1,911	1,911	1,912	1,915	1,906	813		
Total		2,151	4,120	2,091	2,067	2,033	1,984	882	65	58
Liabilities										
Customer advances										
Taxes payable										
Trade accounts payable		30	29	28	27	25	24	12		
Other liabilities		1,212	568	58	201					
Short and long term debt										
Salaries and social security payable										
Total		1,242	597	86	228	25	24	12		

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

3. (Continued)

Stated in thousands of pesos

	To mature (point 3 c)										
Items	December 31, 2012	December 31, 2013	December 30, 2014	December 30, 2015	December 30, 2016	December 30, 2017	December 30, 2018	December 30, 2019	December 30 2043	Total	Total
Accounts receivables											
Mortgages and leases receivables	25	29	10	-		38				3,238	11,132
Other receivables	-	-	-	-		-				12,315	67,436
Total	25	29	10	-		38				15,553	78,568
Liabilities											
Customer advances											1,226
Taxes payable											3,023
Trade accounts payable										175	1,363
Other liabilities									8	2,047	6,963
Short and long term debt											175,217
Salaries and social security payable											147
Total									8	2,222	187,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

The classification of receivables and liabilities is as follows:

4-a. Breakdown by currency and maturity

Items	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total non-current				
Accounts receivables										
Mortgages and leases receivables	795	7,099	7,894	-	3,238	3,238	11,132	795	10,337	11,132
Other receivables	12,386	42,735	55,121	12,116	199	12,315	67,436	24,502	42,934	67,436
Total	13,181	49,834	63,015	12,116	3,437	15,553	78,568	25,297	53,271	78,568
Liabilities										
Customer advances	-	1,226	1,226	-	-	-	1,226	-	1,226	1,226
Taxes payable	3,023	-	3,023	-	-	-	3,023	3,023	-	3,023
Trade accounts payable	1,142	46	1,188	-	175	175	1,363	1,142	221	1,363
Other liabilities	3,484	1,432	4,916	-	2,047	2,047	6,963	3,484	3,479	6,963
Short and long term debt	369	174,848	175,217	-	-	-	175,217	369	174,848	175,217
Salaries and social security payable	147	-	147	-	-	-	147	147	-	147
Total	8,165	177,552	185,717	-	2,222	2,222	187,939	8,165	179,774	187,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

4-b. Breakdown by adjustment clause

Items	Current			Non-current					
	Without adjustment clause	With adjustment clause	Total current	Without adjustment clause	With adjustment clause	Total non-current	Total	Total without adjustment clause	Total
Accounts receivables									
Mortgages and leases receivables	7,894	-	7,894	3,238	-	3,238	11,132	11,132	11,132
Other receivables	55,121	-	55,121	12,315	-	12,315	67,436	67,436	67,436
Total	63,015	-	63,015	15,553	-	15,553	78,568	78,568	78,568
Liabilities									
Customer advances	1,226	-	1,226	-	-	-	1,226	1,226	1,226
Taxes payable	3,023	-	3,023	-	-	-	3,023	3,023	3,023
Trade accounts payable	1,188	-	1,188	175	-	175	1,363	1,363	1,363
Other liabilities	4,916	-	4,916	2,047	-	2,047	6,963	6,963	6,963
Short and long term debt	175,217	-	175,217	-	-	-	175,217	175,217	175,217
Salaries and social security payable	147	-	147	-	-	-	147	147	147
Total	185,717	-	185,717	2,222	-	2,222	187,939	187,939	187,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

4-c. Breakdown of accounts receivable and liabilities by interest clause

Items	Current				Non-current				Total	Total accruing interest	Total not-accruing interest	Total
	Accruing interest		Not-accruing interest	Total current	Accruing interest		Not-accruing interest	Total non-current				
	fixed rate	variable rate			fixed rate	variable rate						
Accounts receivables												
Mortgages and leases receivables	5,593	-	2,301	7,894	3,103	-	135	3,238	11,132	8,696	2,436	11,132
Other receivables	43	26,859	28,219	55,121	161	-	12,154	12,315	67,436	27,063	40,373	67,436
Total	5,636	26,859	30,520	63,015	3,264	-	12,289	15,553	78,568	35,759	42,809	78,568
Liabilities												
Customer advances	-	-	1,226	1,226	-	-	-	-	1,226	-	1,226	1,226
Taxes payable	-	-	3,023	3,023	-	-	-	-	3,023	-	3,023	3,023
Trade accounts payable	46	-	1,142	1,188	175	-	-	175	1,363	221	1,142	1,363
Other liabilities	725	-	4,191	4,916	725	-	1,322	2,047	6,963	1,450	5,513	6,963
Short and long term debt	27,000	147,140	1,077	175,217	-	-	-	-	175,217	174,140	1,077	175,217
Salaries and social security payable	-	-	147	147	-	-	-	-	147	-	147	147
Total	27,771	147,140	10,806	185,717	900	-	1,322	2,222	187,939	175,811	12,128	187,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

5. Intercompany

a. Intercompany interest
See Schedule C to the financial statements.

b. Intercompany debit/credit balances (Note 10)

Current mortgages and leases receivables

	December 31, 2001
Intercompany:	
Alternativa Gratis S.A.	50
Alto Palermo S.A.	911
Altocity.Com S.A.	32
Baldovinos S.A.	1,795
Cresud S.A.C.I.F.	14
Dolphin Fund Management S.A.	182
Hoteles Argentinos S.A	6
Inversora Bolivar S.A	6
Red Alternativa S.A.	10
Shopping Alto Palermo S.A	1
Tarshop Sociedad Anónima	2

Non-current mortgages and leases receivables

	December 31, 2001
Intercompany:	
Baldovinos S.A.	135

The balances of these current and non-current accounts do not include any adjustment clause and include Ps. 1,795 y Ps. 135 in foreign currency.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

Other current receivables

	December 31, 2001
Intercompany:	
Abril S.A.	878
Alto Palermo S.A.	28,637
Inversora Bolivar S.A.	322
Palermo Invest S.A	13,135
Ritelco S.A	4,957

Current trade accounts payable

Intercompany:	
Alto Palermo S.A.	102
Cresud S.A.C.I.F	42
Dolphin Fund Management S.A	17
Hoteles Argentinos	17

Other current liabilities

	December 30, 2001
Intercompany:	
Baldovinos S.A.	10
IRSA International Ltd.	3,064

The balances of these accounts do not include any adjustment clause and include Ps. 10 in foreighn currency.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

6. None.

7. In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8. Not applicable. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

9. None.

10. None.

11. None.

12. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

13. Insured Assets.

		Insured amounts	Accounting values	Risk covered
Alsina 934 Capital	(3)	1,890	695	Fire, explosion with additional coverage and debris removal
Alsina 934 Capital	(3)	308	695	Third party liability with additional coverage and minor risks.
Av. de Mayo 589-99	(3)	2,700	2,865	Fire, explosion with additional coverage and debris removal
Av. de Mayo 589-99	(3)	1,000	2,865	Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 1714 Dock 13 Capital	(1)	17,000	29	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 1714 Dock 13 Capital	(1)	555	29	Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 750 Dock 5 Capital	(1)	16,775	1,088	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 750 Dock 5 Capital	(1)	202	1,088	Third party liability with additional coverage and minor risks.
Av. Alicia M. de Justo 840 Dock 6 Capital	(1)	17,550	80	Fire, explosion with additional coverage and debris removal
Av. Alicia M. de Justo 840 Dock 6 Capital	(1)	406	80	Third party liability with additional coverage and minor risks.
Bolívar 108 e H. Yrigoyen 476 Capital		5,160	-	Fire, explosion with additional coverage and debris removal
Bolívar 108 e H. Yrigoyen 476 Capital		3,199	-	Third party liability with additional coverage and minor risks.
Constitución 1111 Capital		420	3,948	Fire, explosion with additional coverage and debris removal
Constitución 1111 Capital		600	3,948	Third party liability with additional coverage and minor risks.
Constitución 1111 TIA Capital	(3)	1,500	3,948	Fire, explosion with additional coverage and debris removal
Constitución 1111 TIA Capital	(3)	5,000	3,948	Third party liability with additional coverage and minor risks.
Dorrego 1916 Capital	(4)	17,430	6	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Capital	(4)	506	6	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 2 Este. Dockitos. P. Madero Capital		14,700	12,257	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 2 Este. Dockitos. P. Madero Capital		1,631	12,257	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 4 O. Cosentini 240 Capital	(1)	17,000	10,546	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 4 O. Cosentini 240 Capital	(1)	1,001	10,546	Third party liability with additional coverage and minor risks.
F. Alcorta 3351 Palacio Alcorta Capital	(1)	30,250	-	Fire, explosion with additional coverage and debris removal
F. Alcorta 3351 Palacio Alcorta Capital	(1)	1,655	-	Third party liability with additional coverage and minor risks.
Gurruchaga 274 Torres Jardín III Capital	(2)	10,736	161	Fire, explosion with additional coverage and debris removal
Gurruchaga 274 Torres Jardín III Capital	(2)	601	161	Third party liability with additional coverage and minor risks.
ING Butty 240 Laminar Plaza Capital	(1)	47,250	14,771	Fire, explosion with additional coverage and debris removal
ING Butty 240 Laminar Plaza Capital	(1)	4,130	14,771	Third party liability with additional coverage and minor risks.
Libertador 450-98 Capital	(1)	33,600	24,409	Fire, explosion with additional coverage and debris removal
Libertador 450-98 Capital	(1)	3,461	24,409	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

13. Insured Assets (Continued)

		Insured amounts	Accounting values	Risk covered
Av. Libertador 602 Capital	(1)	1,002	1,447	Third party liability with additional coverage and minor risks.
Av. Libertador 602 Capital	(1)	25,200	1,447	Fire, explosion with additional coverage and debris removal
Madero 1020 Capital	(1)	28,350	9,355	Fire, explosion with additional coverage and debris removal
Madero 1020 Capital	(1)	2,933	9,355	Third party liability with additional coverage and minor risks.
Madero 940 Capital	(1)	36,960	2,635	Fire, explosion with additional coverage and debris removal
Madero 940 Capital	(1)	1,315	2,635	Third party liability with additional coverage and minor risks.
Maipú 1270 - 1300 Capital		22,050	21,620	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Capital		4,054	21,620	Third party liability with additional coverage and minor risks.
Padilla 870 Torres Jardín II Capital	(2)	9,540	347	Fire, explosion with additional coverage and debris removal
Padilla 870 Torres Jardín II Capital	(2)	607	347	Third party liability with additional coverage and minor risks.
Reconquista 823 Capital	(3)	10,000	9,772	Fire, explosion with additional coverage and debris removal
Reconquista 823 Capital	(3)	2,000	9,772	Third party liability with additional coverage and minor risks.
Rivadavia 2243 Capital	(3)	2,010	1,537	Fire, explosion with additional coverage and debris removal
Rivadavia 2243 Capital	(3)	5,321	1,537	Third party liability with additional coverage and minor risks.
Rivadavia 2768 Capital	(1)	3,610	152	Fire, explosion with additional coverage and debris removal
Rivadavia 2768 Capital	(1)	251	152	Third party liability with additional coverage and minor risks.
Sarmiento 501	(1)	3,885	471	Fire, explosion with additional coverage and debris removal
Sarmiento 501	(1)	607	471	Third party liability with additional coverage and minor risks.
Serrano 287 Torres Jardín I Capital	(2)	9,450	34	Fire, explosion with additional coverage and debris removal
Serrano 287 Torres Jardín I Capital	(2)	607	34	Third party liability with additional coverage and minor risks.
Suipacha 664		15,750	6,593	Fire, explosion with additional coverage and debris removal
Suipacha 664		722	6,593	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Balance Sheet as of December 31, 2001

Stated in thousands of pesos

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an "as new" condition value, not including land and foundations, due to the apportionment rules.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1) Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2) Insured amounts correspond solely to jointly held areas.

(3) Insurance purchased by tenants with provisions for the assignment of rights.

(4) Insured amounts correspond to units not yet having a bill of sale.

(5) Insured amounts correspond to common areas and partially to individual areas.

In our opinion, the above-described policies adequately cover current risks.

14. Not applicable.

15. See comments in Note 1 to the unaudited consolidated financial statements.

16. Not applicable.

17. None.

18. In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires, February 11, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1. **Brief comments on the Company's activities during the period, including references to significant events after the end of the period.**

   See attached.

2. **Consolidated Shareholders' equity structure as compared with the same period for the four previous years.**

	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998	December 31, 1997
Current Assets	103,175	166,762	167,267	155,081	322,079
Non-Current Assets	614,531	654,225	724,330	715,970	699,182
Total	717,706	820,987	891,597	871,051	1,021,261
Current Liabilities	225,982	161,091	187,176	181,169	155,836
Non-Current Liabilities	15,602	89,763	58,029	87,151	280,523
Subtotal	241,584	250,854	245,205	268,320	436,359
Minority interest in subsidiaries	40,152	58,192	56,378	55,092	58,857
Shareholders' Equity	435,970	511,941	590,014	547,639	526,045
Total	717,706	820,987	891,597	871,051	1,021,261

3. **Consolidated income structure as compared with the same period for the four previous years.**

	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998	December 31, 1997
Operating ordinary profit	5,478	10,185	7,608	16,316	20,761
Financial results	(44,005)	(22,162)	10,508	(10,113)	1,048
Equity in earnings of affiliated companies	(12,918)	3,868	4,088	9,458	4,061
Other income (expenses)	(1,337)	(1,345)	371	5,981	(2,965)
Loss before taxes	(52,782)	(9,454)	22,575	21,642	22,905
Income tax/ asset tax	(1,494)	(147)	(3,207)	(8)	(2,496)
Minority interest	(519)	(629)	(1,279)	(1,914)	(4,394)
Net (loss) income	(54,795)	(10,230)	18,089	19,720	16,015

4. Statistical data as compared with the same period of the four previous years.

Summary of properties sold in units and thousands of pesos.

Real Estate	Accumulated as of December 31, 2001 (1)	Accumulated as of December 31, 2000 (1)	Accumulated as of December 31, 1999 (1)	Accumulated as of December 31, 1998 (1)	Accumulated as of December 31, 1997 (1)
Apartments & Loft Buildings					
Torres Jardín	741	2,282	1,771	3,123	3,857
Torres de Abasto	991	2,008	950	9,495	-
Alcorta Palace	238	-	9	922	7,990
Concepción Arenal and Dorrego 1916	49	1,425	1,026	357	689
Alto Palermo Park	794	-	1,539	1,673	1,350
Other	433	387	-	785	-
Residential Communities					
Abril / Baldovinos	1,814	3,944	4,511	5,984	15,441
Villa Celina I, II and III	(24)	26	54	1,055	924
Villa Celina IV and V	20	922	-	-	-
Other	-	-	76	1,392	70
Undeveloped parcels of land					
Dique IV	-	5,600	-	-	-
Monserrat	-	547	-	-	-
Other					
Puerto Madero Dock 6	29	-	-	394	10
Gallo y Lavalle	-	-	-	-	4,444
Av. de Mayo 701	-	1,414	-	-	-
Santa Fe 1588	3,715	-	-	-	-
Other	58	83	342	101	1,651
	8,858	18,638	10,278	25,281	36,426

(1) Deductions on account of gross sales tax are not included.

5. Key ratios as compared with the same period of the four previous years.

	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998	December 31, 1997
Liquidity ratio					
Current Assets / Current Liabilities	103,175 / 225,982 = 0,46	166,762 / 161,091 = 1.04	167,267 / 187,176 = 0.89	155,081 / 181,169 = 0.86	322,079 / 155,836 = 2.07
Indebtedness ratio					
Total liabilities / Shareholders' Equity	241,584 / 435,970 = 0,55	250,854 / 511,941 = 0.49	245,205 / 590,014 = 0.42	268,320 / 547,639 = 0.49	436,359 / 526,045 = 0.83

Income before income tax, tax on assets and minority interest.

	December 31, 2001	December 31, 2001	December 31, 1998	December 31, 1997	December 31, 1996
Income Before income tax/ Tax on assets / Shareholders' equity at end excluding (loss) income for the period	(52,782) / 490,765=(0,11)	(9.454) / 522.171=(0,02)	22.575 / 571.925 = 0,04	21.642 / 527.919 = 0,04	22.905 / 510.030 = 0,04

6. Brief comment on the future perspectives for the ensuing year

See attached.

IQ02 Highlights, including significant operations occurred after December 31, 2001.

Sale of Latin American Econetworks N.V. - On November 7, 2001, IRSA, through its subsidiary IRSA International, sold its stake in Latin American Econetworks N.V. for Ps.5.2 million, higher than its Ps.4.5 million book value.

Trust IRSA I (IRSA, IBSA and Baldovinos) – On November 2, 2001, IRSA entered into an agreement with Banco Sudameris for it to act as trustee and lead manager of Trust IRSA I. The whole mortgage portfolio generated by the three companies mentioned above was transferred to the trust, which issued different classes of participation certificates, guaranteed by the flow of principal and interest payments generated by these loans. Participation certificates were allocated in the capital market at public offering, after CNV's approval dated November 14, 2001. As of December 31, 2001, an amount equivalent to US$ 10 million for final pre-subscription was paid in advance by the trustee to the trustor.

Sale of Rivadavia 2243 – On January 31, 2002 IRSA sold one of its commercial properties, located at Avenida Rivadavia 2243, to the convenience stores chain Tía. IRSA received a total amount of Ps.1.5 million for the sale of this 2,070 m2 property. The property had a book value of Ps.3.7 million.

Interest in Palermo Invest – IRSA partially redeemed capital from its controlled company Palermo Invest for a total amount of Ps.24.8 million. In turn, GSEM, IRSA's partner in Palermo Invest, also redeemed partially its capital by Ps.12.4 million. The reimbursement of capital was made on November 27, 2001. This operation also generated a loan from GSEM to IRSA of U$S13.1 million.

Extension of maturity of U$S43.5 million Notes - On December 21, 2001, IRSA and the holders of the U$S43.5 million Notes agreed to extend the principal maturity to January 31, 2002. Moreover, on January 31, a further extension to March 27, 2002 was agreed upon in the repayment of the principal amount, and the interest due on January 31 was capitalized.

APSA's U$S120 million FRN – On January 15, 2002, the holders of Alto Palermo S.A.'s U$S120 million notes, accepted the partial interest payment corresponding to the principal and interest coupon due January 13 and an extension until March 13, in the payment of the interest balance and principal.
As part of the agreement, APSA shareholders agreed to subordinate their US$44.5 million increase with APSA to the collection of this debt. Moreover, its was agreed to stand still Apsa's short-term debt, where involved banks agreed to receive 30% of the interests accrued during the period up to the date by which such extension expires (March 13).

I. Offices and Other Rental Properties

During the six-months period ended December 31, 2001, rental income was Ps.10.9 million, compared with Ps.11.9 million for the same period of FY01. Average occupancy fell from 90 % on December 31, 2000 to 83% on December 31, 2001. The drop is mainly attributable to an increase in the Company's rental space as a result of the addition of Edificios Costeros Dique IV to the rental portfolio, and to the strong recession.

The following chart illustrates IRSA's offices and other rental properties as of December 2001.

Offices and Other Rental Properties

	Date of acquisition	Leaseable area m2 (1)	Occupancy rate (2)	IRSA's Interest	Monthly Rental income $/000 (3)	Total Rental Income as of December 2001 $/000 (4) 2002	2001	2000	Book Value $/000 (5)
Offices									
Inter-Continental Plaza (6)	11/18/97	22,535	92%	67%	383	2,322	2,458	2,240	21,843
Libertador 498	12/20/95	12,390	68%	100%	231	1,464	1,650	1,978	24,408
Maipú 1300	09/28/95	10,325	93%	100%	238	1,414	1,488	1,471	21,622
Laminar Plaza	03/25/99	6,521	95%	100%	213	1,314	1,172	261	14,770
Madero 1020	12/21/95	5,056	60%	100%	80	657	938	928	9,355
Reconquista 823/41	11/12/93	6,100	100%	100%	115	690	750	690	9,773
Suipacha 652/64	/11/22/91	11,453	45%	100%	56	414	719	822	6,594
Edificios Costeros	03/20/97	6,399	51%	100%	80	496	514		12,469
Costeros Dique IV	08/29/01	5,437	63%	100%	104	435			10,545
Otros (7)	-	5,294	66%	N/A	67	405	429	497	8,346
Subtotal		**91,510**	**76%**	**N/A**	**1,567**	**9,611**	**10,118**	**8,887**	**139,725**
Other Rental Properties									
Commercial Properties (8)		8,055	100%	100%	77	904	1,266	2,245	3,450
Other properties (9)		35,009	100%	N/A	69	420	523	803	4,097
Subtotal		**43,064**	**100%**	**N/A**	**146**	**1,324**	**1,789**	**3,048**	**7,547**
Related Expenses									
Management Fees						344	324	294	
TOTAL OFFICES and OTHER		**134,574**	**83%**	**N/A**	**1,713**	**11,279**	**12,231**	**12,229**	**147,272**

(1) Total leasable area in each property. To obtain IRSA's square meters, this column should be multiplied by the actual share of IRSA. Does not include common areas and car parking spaces.
(2) Calculated dividing occupied square meters by total leasable area.
(3) Contracts in force as of 09/30/01 were proportionately calculated in relation to the actual share of IRSA in each property.
(4) Total consolidated rents according to the regulations of the Comisión Nacional de Valores (CNV). Does not include the Gross Income tax.
(5) Cost of acquisition plus improvements plus adjustment for inflation until 8/31/95, less accumulated depreciation plus good will paid (if applicable) proportional to the actual share of IRSA.
(6) Through Inversora Bolívar S.A.
(7) Includes the following real estate properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602, Sarmiento 517, Rivadavia 2768/80 and Puerto Madero Dock 5 (through IRSA). The accumulated income during fiscal years 2001 and 2000 includes the rent of Avenida de Mayo 701 (completely sold).
(8) Includes the following properties: Constitución 1111, Santa Fé 1588, and Alsina 934/44 (through IRSA). It also includes accumulated income for fiscal years 2001 and 2001 from Sarmiento 580 and Montevideo 1975 (completely sold) and the rental income of Rivadavia 2243 that was reclassified to inventory at December 31, 2001 (See the table of Development properties). The accumulated income of fiscal year 2000 includes rental income from Galerías Pacífico.
(9) Includes the following properties: the plots of Santa Maria del Plata (former Ciudad Deportiva de Boca Juniors - only rents are included since book value is reflected on the Developments chart), Agüero 596 and R. Núñez 4615 (Córdoba), plots in Carlos Gardel (through Alto Palermo S.A.), Thames, 4 units in Alto Palermo Plaza and 5 in Alto Palermo Park (through Inversora Bolívar S.A.). Accumulated income for fiscal years 2001 and 2000 includes income from Serrano 250 (completely sold). In addition, accumulated income for fiscal year 2000 include Cerviño and Terrenos Monserrat (completely sold).
(10) "Offices and Other" business segment mentioned in Note 4 to the Consolidated Financial Statements. Does not include Gross Income tax.

II. Shopping Centers - Alto Palermo S.A ("APSA")

During the six-months period ended December 31, 2001, income from the shopping centers' segment totaled Ps.26.2 million, compared to Ps.25.2 million for the same period of fiscal year 2001.

APSA's tenants' sales for the twelve-month period ended December 31, 2001 reached Ps.752.6 million, 15% lower than in the same period of fiscal year 2001.

Average monthly sales per square meter for the six-months period totaled Ps.33.0. The Company's shopping centers were visited by approximately 67.9 million people during the past twelve months.

Average occupancy rate in our shopping centers for IIQ02 was 94.5% compared with a 95.4% for IIQ01.

Tarjeta Shopping.

During this period, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had dissimilar results. On the one hand, the total credit portfolio (including securitized receivables) increased 39.0%, from Ps. Ps.51.5 million as of December 31, 2000 to Ps.71.6 million as of December 31, 2001. In addition, 13,236 new cards were issued during the period, reaching 151,226 cards. These two indicators resulted in a 38.0% increase in the revenues of Tarjeta Shopping, from Ps.9.2 million as of December 31, 2000 to Ps.12.7 million as of December 31, 2001. In addition, the deep political, economic and social crisis affected collections, leading to a 118% increase in the provision for bad debts and resulting in a net loss of Ps.0.8 million for the six-months period ended December 31, 2001, as compared to a Ps.0.8 million gain for IIQ01.

Tarjeta Shopping's share in credit card sales in Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires was 6.8%, 31.15% and 22.1%, respectively. In Alto Avellaneda and Abasto, Tarjeta Shopping has become the second credit card chosen as means of payment. Credit card activation stood at approximately 73%.

Shopping Centers

	Date of acquisition	Leaseable area m2 (1)	Occupancy rate (2)	IRSA's Interest	Monthly Rental income $/000 (3)	Total Rental Income as of December 2001 $/000 (4) 2002	2001	2000	Book Value $/000 (5)
Alto Palermo	12/23/97	18,059	96%	49%	N/A	5,418	5,666	5,697	61,647
Abasto	07/17/94	40,250	98%	49%	N/A	5,098	5,225	5,464	57,263
Alto Avellaneda	12/23/97	26,557	95%	49%	N/A	3,505	3,881	4,148	29,245
Paseo Alcorta	06/06/97	14,685	96%	49%	N/A	2,724	2,878	2,831	17,512
Patio Bullrich	10/01/98	10,726	99%	49%	N/A	1,983	1,787	1,784	30,820
Nuevo NOA Shopping	03/29/95	18,855	90%	49%	N/A	678	565	395	8,406
Otros (6)		53,719	92%	N/A	N/A	705	581	736	10,091
Fibesa y otros (7)				49%	N/A	976	1,084		
Ingresos tarjeta Shopping				39%	N/A	5,093	3,495	2,387	
Total Shopping Centers		**182,851**	**95%**	**N/A**	**N/A**	**26,180**	**25,162**	**23,442**	**214,984**

(1) Total leasable area in each property. To obtain the square meters attributable to IRSA, this column should be multiplied by the actual share of IRSA. It does not include common areas and car parking spaces.
(2) Calculated dividing occupied square meters by total leasable area.
(3) Total consolidated rents according to the Comisión Nacional de Valores (CNV). It does not include the Gross Income tax withdrawal.
(4) Cost of acquisition plus improvements plus adjustment for inflation until 8/31/95 less accumulated depreciation plus goodwill paid (if applicable) proportional to the actual share of IRSA.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: *Buenos Aires Design and Mendoza Plaza Shopping.*
(7) Includes accumulated income for fiscal year 2002 only from *Fibesa S.A;* and for fiscal year 2001 from *Alto TV* and *Alto Invest.* IRSA's actual share corresponds to *Fibesa S.A.*
(8) "Shopping Centers" business segment mentioned in Note 4 to the Consolidated Financial Statements. It does not include the Gross Income tax withdrawal.

III. Sales and Developments

Income from Sales and Developments business segment decreased to Ps.8.9 million during the six-months period ended December 31, 2001, compared with Ps.18.6 million registered in the same period of fiscal year 2001. This fall stems mainly from the reduced number of ready-for-sale properties in stock, from the deferral in the launching of new projects implemented as defense against the severe decrease in aggregate demand and the lack of sales of non core assets during the period.

Abril, Hudson, Province of Buenos Aires.

During the second quarter of fiscal year 2002, 17 plots were sold. As of December 31, 2001, there were 119 houses under construction, 353 completed and 68 projects presented. There are 377 families living in Abril..

Torres Jardín.

During the semester, 12 apartments were sold in Torres de Abasto. Since the launch of this development until December 31, 2001, the Company sold 96% of sellable area in this development, over a total of 490 units. There are 6 apartments available for sale.

Torres de Abasto.

Over the six-month period, 31 apartments were sold in Torres de Abasto. Since the launch of this development until December 31, 2001, the Company sold 539 units and rent 2 units, representing a 99.3% of the total 545 apartments. There are 4 apartments available for sale.

The following chart illustrates IRSA's sales and development properties as of December 31, 2001

Development Properties

	Date of acquisition	Estimated/ real cost (1) (US$ 000)	Sale area (2) (m2)	Total units or lots (3)	IRSA's Share	Percentage built	Percentage sold (4)	Accumulated sales (5) ($ 000)	Accumulated sales as of fiscal year December 31, (6) ($ 000)			Book value (7) (US$ 000
									2002	2001	2000	
Apartments												
Torres Jardín	7/18/96	25,738	32,244	490	100%	100%	95,98%	31,586	741	2,282	1,771	5
Torres de Abasto (8)	7/17/94	16,787	35,630	545	49%	100%	98%	24,670	991	2,008	950	3,5
Palacio Alcorta	5/20/93	31,907	25,555	191	100%	100%	100%	34,801	238	-	9	
Concepción Arenal	12/20/96	6,661	6,913	70	100%	100%	94%	5,124	49	1,275	755	2
Alto Palermo Park (9)	11/18/97	10,365	9,855	69	67%	100%	66%	9,119	794	-	1,539	3,9
Others (10)		16,927	22,481	175	N/A	100%	100%	21,143	433	537	271	
Subtotal		108,385	132,679	1,540	N/A	N/A	N/A	126,444	3,247	6,102	5,295	8,3
Residential Communities												
Abril/Baldovinos (11)	1/3/95	46,587	1,408,905	1,273	83%	100%	78%	67,381	1,814	3,944	4,511	12,3
Villa Celina I,II y III	5/26/92	2,031	75,970	219	100%	100%	100%	6,334	(24)	26	54	
Villa Celina IV y V	12/17/97	1,114	58,480	181	100%	100%	98%	4,272	20	922	-	
Other land properties (12)		2,177	43,762	33	N/A	100%	100%	2,426	-	-	76	
Subtotal		51,910	1,587,117	1,706	N/A	N/A	N/A	80,413	1,810	4,892	4,641	12,3
Land reserve												
Dock 3 (parcel 1) (13)	9/9/99	-	6,169	-	50%	0%	-	-	-	-	-	4,3
Dock 3 (parcel 2) (14)	9/9/99	-	7,221	-	50%	0%	-	-	-	-	-	5,1
Dock 3 (parcel 3) (15)	9/9/99	-	7,557	-	50%	0%	-	-	-	-	-	5,3
Caballito	11/3/97	-	20,968	-	100%	0%	-	-	-	-	-	9,0
Puerto Retiro (9)	5/18/97	-	82,051	-	33%	0%	-	-	-	-	-	13,9
Santa María del Plata	7/10/97	-	715,952	-	100%	0%	-	-	-	-	-	56,5
Pereiraola (11)	12/16/96	-	1,299,630	-	83%	0%	-	-	-	-	-	8,0
Monserrat (9)	11/18/97	-	3,400	-	67%	0%	100%	1,674	-	547	-	
Dock 4 (ex Soc. del Dique)	12/2/97	-	4,653	-	100%	0%	50%	5,600	-	5,600	-	2,8
Others (16)		-	4,441,363	-	N/A	0%	-	-	-	-	-	13,7
Subtotal		-	6,588,964	-	N/A	N/A	N/A	7,274	-	6,147	-	119,0
Other												
Hotel Llao-LLao	6/01/97	5,994	-	-	100%	100%	50%	7,500	-	-	-	
Galerías Pacifico	4/06/99	149	-	-	100%	100%	100%	3,000	-	-	-	
Sarmiento 580	1/12/94	5,318	2,635	14	100%	100%	100%	4,930	-	-	-	
Santa Fe 1588	11/02/94	3,576	2,713	20	100%	100%	100%	3,715	3,715	-	-	
Rivadavia 2243/65	5/02/94	3,378	2,070	4	100%	100%	0%	-	-	-	-	1,5
Other Properties (17)		38,720	44,678	258	-	100%	98%	48,697	88	1,497	342	4
Subtotal		57,135	52,096	296	N/A	N/A	N/A	67,842	3,803	1,497	342	1,9
Subtotal		217,430	8,360,856	3,542	N/A	N/A	N/A	281,973	8,860	18,638	10,278	141,7
erest accrued on												
perty financing									1,889	2,325	2,613	
nagement fees									328	808	687	
Total (18)		217,430	8,360,856	3,542	N/A	N/A	N/A	281,973	11,077	21,771	13,578	141,7

(1) Acquisition cost plus total investment made and/or expected if the project is not yet completed, proportional to the actual share of IRSA. In the case of selling 100% of the stock in Inversora del Pacífico and 50% in Llao Llao, the cost of sale of the stock was calculated as cost of investment.
(2) Total area of the property destined to sales once the development or acquisition is completed and before selling any unit (including car parking spaces and storage areas but excluding common areas). To obtain the square meters attributable to IRSA, it must be multiplied by the actual share of IRSA. In the case of Land Reserve, the area of the plots was considered.
(3) It represents the total amount of units or plots once the development or acquisition is completed (excluding car parking spaces and storage areas). To obtain the units or plots attributable to IRSA, it must be multiplied by the actual share.
(4) The percentage sold is calculated by dividing the square meters sold by the total amount of square meters for sale.
(5) It only includes the accumulated sales proportional to the actual share of IRSA.
(6) Total consolidated sales of IRSA according to the regulations of the Comisión Nacional de Valores (CNV). Does not include the Gross Income tax deduction.
(7) Cost of acquisition plus enhancements plus adjustment for inflation until August 31, 1995 plus activated interest plus goodwill paid (when applicable) of the properties in the portfolio as of December 31, 2001 proportional to the actual share of IRSA.
(8) Through APSA and comprises Torres de Abasto and the inventories related to the COTO project.
(9) Through Inversora Bolívar S.A.
(10) Includes the following properties: Dorrego 1916 (completely sold through IRSA) and units for sale of Alto Palermo Plaza (through Inversora Bolívar S.A.).
(11) Directly through IRSA and indirectly through Inversora Bolívar S.A.
(12) Includes the plots at San Jorge Village (completely sold through Inversora Bolivar).
(13) Through Bs. As. Trade & Finance S.A.
(14) Through Bs. As. Realty S.A.
(15) Through Argentine Realty S.A.
(16) Includes the following Land Reserves: Torre Jardín IV, Constitución 1111, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolívar S.A.) and Terrenos Alcorta (through APSA).
(17) Includes the following properties: Sarmiento 517 and one unit of Madero 1020 (through IRSA), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768, Serrano 250 and Montevideo 1975 (completely sold through IRSA), Art Tower Floor 26 and Cerviño 3626 (completely sold through Inversora Bolívar S.A.).
(18) "Sales & Developments" business segment mentioned in Note 4 to the Consolidated Financial Statements. Does not include Gross Income tax deduction.

IV. Hotels

Income from the hotel segment totaled Ps.8.2 million during the six-months period ended December 31, 2001, compared with Ps.11.9 million registered in the same period of fiscal year 2001.

The following chart provides information regarding IRSA's hotel properties as of December 31, 2001.

Hotels

Hotel	Acquisition Date	IRSA's interest %	Number of rooms	Average Occupancy %	Average Room rate (Ps.)	Sales for IIQ (Ps.000) (1) 2002	2001	2000	Book Value 2001 (2) (Ps.000)
Llao Llao	06/97	50	157	48	183	2,125	2,337	4,447	6,810
Inter.Continental	11/97	50	314	43	134	2,961	4,889	6,086	13,451

Sheraton Libertador	03/98	80	200	61	121	3,081	4,640	5,507	15,840
Total			**671**	**50**	**146**	**8,167**	**11,866**	**16,040**	**36,102**

(1) Proportional to IRSA's actual interest for each period. IRSA's interest in the Hotel Llao Llao was 100% in September 1999.
(2) Represents 100% of the hotel's book value including facilities and goodwill. Proportional to IRSA's interest.

V. International

Net sales for the international segment for the six-months period ended December 31, 2001 were Ps.12.7 million compared with Ps.22.9 million for the same period of fiscal year 2001.

The following chart illustrates IRSA's Strategic Alliances as of December 31, 2001.

Strategic Alliances

	Country	IRSA´s stake (%)	Results for IRSA as of December 31, (U$S000) (2)			Book Value	Partner
		(1)	2001	2000 (3)	1999 (4)		
Brazil Realty	Brasil	49.34%	-1,727	4,442	2,826	70,187	Elie Horn
FVI	Venezuela	0.00%	-	277	-1,268	-	Velutini Group
Total			-1,727	4,719	1,558	-	

(1) IRSA sold its whole interest in FVI in December, 2000.
(2) IRSA's proportional equity value in year results. It does not include REI effects nor exchange differences in shareholder's equity.
(3) Corresponds to a 48.63% interest of IRSA in Brazil Realty and a 42.89% interest in FVI.
(4) Corresponds to a 41.99% interest of IRSA in Brazil Realty and a 42.86% interest in FVI.

VI. Financial Operations and Others

**Extension of maturity of U$S43.5 million Notes -** On December 21, 2001, IRSA and the holders of the U$S43.5 million FRN agreed to extend the principal maturity to January 31, 2002. Moreover, on January 31, a further extension to March 27, 2002 was agreed upon in the repayment of the principal amount, and the interest maturing on January 31 was capitalized. Also the Company agreed with the holders an amendment in the indenture of the Notes by which the base rate BADLAR was substituted by a fixed 12% rate for the last two months outstanding.

Interest in Palermo Invest – IRSA partially redeemed capital of its controlled company Palermo Invest for a total amount of Ps.24.8 million. In turn, GSEM, IRSA's partner in Palermo Invest, also redeemed partially its capital by Ps.12.4 million. The reimbursement of capital was made on November 27, 2001. This operation also generated a loan from GSEM to IRSA of U$S13.1 million.

IRSA I Financial Trust (IRSA, IBSA and Baldovinos) – On November 2, 2001, IRSA entered into an agreement with Banco Sudameris for it to act as trustee and lead manager of Fideicomiso IRSA I. On December 17, 2001 the participation certificates, guaranteed by the flow of principal and interest payments generated by these loans were publicly offered. The mortgage portfolio of IRSA, IBSA and Baldovinos, valued approximately U$S26.6, was transferred to the Trust . As of December 31, 2001 Banco Sudameris had paid the fiduciaries Ps.10 million in terms of underwriting.

Loan to APSA – Regarding the $42 million loan granted to APSA in July 2001, in replacement of the swap agreement at a interest rate agreed upon with Morgan Guaranty Trust and the bank request to create a USS 50 million collateral, Parque Arauco, APSA's second mayor shareholder, made a contribution of US$10 million on October 12, 2001, which allowed APSA to partially cancel its debt to the Company.

**Extension of U$S 120 million FRN coupon -** On January 24, 2002, a unanimous meeting of noteholders of Series A and B of the U$S120 million FRN approved, in connection with the principal and interest coupon of approximately U$S19.1 million due on January 13, 2002:

- The acceptance of a partial payment of interest for Ps.2,000,000 and the extension until March 13, 2002 of the payment date for balance of interest due on such date.

- The extension of the corresponding principal payment date of the notes from January 13, 2002 to March 13, 2002.

- This extension was approved subject to the execution of a subordination agreement to be entered into among IRSA, Parque Arauco S.A. and Citibank, as Administrative Agent of the notes, whereby the shareholders accept to subordinate the collection of the loans granted by them to APSA to the previous payment of the notes and short-term bank debt. The amounts that corresponds to IRSA is U$S 29.5 millions at December 31, 2001.

VII. Brief comment on prospects for the next quarter.

In view of the worsening political and economic outlook, we expect a complicated third quarter for fiscal year 2002, both regarding the Company's business and finances.

Despite the fact future rules are not yet clear, we expect good business opportunities will arise going forward.

All our energies will continue to be focused on reducing and refinancing indebtedness and on deepening the restructuring process in IRSA as well as in our subsidiary APSA in order to bring both companies' structures to levels sustainable with the level of economic activity at which the country stabilizes.

Few companies will stand solid after the ruthless months to come, it is our wish and our duty to make IRSA one of these companies.

PRICEWATERHOUSECOOPERS SC INTERNATIONAL Abelovich, Polano & Asociados

Limited Review Report

(Free translation of the report issued for Argentine purposes)

To the Shareholders of
IRSA Inversiones y Representaciones Sociedad Anónima

We have examined the Balance Sheets of IRSA Inversiones y Representaciones Sociedad Anónima as of December 31, 2001 and 2000 and the related Statement of Income, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the six-month periods then ended, as well as the supplementary Notes 1 to 17 and Schedules A through I. We have further performed a limited review to IRSA Inversiones y Representaciones Sociedad Anónima consolidated financial statements with its subsidiaries for the six-month periods ended December 2001 and 2000, which are included as supplementary information. The preparation and issuance of the mentioned financial statements is the sole responsibility of the Company.

Our examinations were limited to the application of the procedures established by Technical Resolution N° 7 by the Federal Association of Professional Councils of Economic Sciences for limited reviews of financial statements corresponding to interim periods, which mainly include, the application of the analytical procedures to the figures included in the financial statements and the requirement of information from the Company's employees in charge of the preparation of the information included in the financial statements and their subsequent analysis. These reviews' scope is far less broader than an audit, whose goal is to express an opinion on the financial statements under consideration. Therefore, we do not express an opinion on the net worth position, the results of its operations, the changes in shareholders' equity and statement of cash flows of the Company, nor on its consolidated financial statements.

As provided by Resolution No. 1/2002 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, at December 31, 2001, the Company valued its assets and liabilities denominated in foreign currency at the $1 equal to US$ 1 exchange rate or equivalent rate in the case of using another foreign currency. Note 1 to the consolidated financial statements details the circumstances prevailing at the end of the period relating to the exchange market in Argentina at that date. On February 3, 2002, the National Government announced new economic measures, which are in the process of being implemented and, consequently, not yet fully in force at the date of these financial statements. Note 1 also describes the impact generated by the set of measures adopted so far by the National Government on the net worth and financial position of the Company at December 31, 2001, in accordance with evaluations and estimates made by Management at the date of presentation of these financial statements. Actual future results could differ from the evaluations and estimates made at the time of preparing these financial statements and such differences may be significant. Therefore, the financial statements of the Company may not report all the adjustments that may result from these adverse conditions. At this time it is not possible to foresee how the Argentine economy will evolve in the future or its consequences on the Company's economic and financial condition. Consequently, the financial statements of the Company should be read in the light of these uncertain circumstances.

Limited Review Report (continued)

As indicated in Note 6, at December 31, 2001, the Company was not in compliance with certain restrictive financial covenants required under the loan agreement for US$ 80 million and the trust agreement related with the issuance of negotiable obligations for US$ 43.5 million. Additionally, the subsidiary Alto Palermo S.A. (APSA) was not in compliance with certain restrictive financial covenants required with respect to its US$ 120 million senior notes. Because of these circumstances, the agent bank and the lending banks related to the loan for US$ 80 million, and the Trustee or holders of at least 25% of the principal of the outstanding negotiable obligations for US$ 43.5 million, are qualified to request the early settlement of the principal and accrued interest. At December 31, 2001, the principal and accrued interest owed in connection with the loan agreement and the negotiable obligations total US$ 124.2 million, which are disclosed in Short term-debt.

The Board of Directors of APSA has called for a Meeting of Negotiable Obligation Holders in order to consider a proposal involving the amendment of the required financial covenants, and an exemption for its failure to comply with them during the period after September 30, 2001.

The Company has prepared the enclosed financial statements using accounting principles applicable to going concerns. Therefore, the financial statements do not include the effects of possible adjustments and reclassifications , if any, should the Company be obliged to realize its assets and settle its liabilities, including contingent ones, under conditions other than the normal course of business.

Based on our review and on our examinations of the Company's financial statements and its consolidated financial statements for the fiscal years ended June 30, 2001 and 2000, of which we rendered an unqualified opinion on September 10, 2001, we report that the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima as of December 31, 2001 and 2000 and its consolidated financial statements as of such dates, prepared in accordance with accounting laws applicable in Argentine, take into consideration all the significant facts and events known to us and in respect of which we have no others objections.

Pursuant to the applicable laws and regulations we are in position to report that:

a) The financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed in the "Inventory and Balance Sheets" book, and comply with the requirements of Commercial Companies Law and the relevant resolutions of the Argentine Securities Commission (CNV);

b) the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are drawn up pursuant to the accounting records duly kept in compliance with the applicable laws;

Limited Review Report (continued)

c) we have read the business overview report and the supplementary information to the notes to the financial statements required by Section 68 of the regulations of the Buenos Aires Stock Exchange, and we have no comments to make on them concerning the matters within our field of competence;

d) as of December 31, 2001, according to accounting records and to the settlements by the IRSA Inversiones y Representaciones Sociedad Anónima, liabilities accrued in favor of the Retirement and Pension System, amounted to in thousands of $ 112, not due as at such date.

Buenos Aires, February 11, 2002

PRICE WATERHOUSE & Co.

(Partner)
Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E. CAP. FED. T° 175 F° 65
Professional Registration of the Firm
C.P.C.E. CAP. FED. T° 1 F° 1

ABELOVICH, POLANO & ASOCIADOS

(Partner)
Dr. Marcelo Héctor Fuxman
Public Accountant (U.B.A.)
C.P.C.E. CAP. FED. T° 134 F° 85
Professional Registration of the Firm
C.P.C.E. CAP. FED. T° 1 F° 240